Exhibit 99.1

Nexa Reports First Quarter 2020 Results and Provides Update in Response to Covid-19

Luxembourg, May 11, 2020 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three months ended March 31, 2020. This Earnings Release should be read in conjunction with the unaudited consolidated financial statements of Nexa and the notes thereto as at and for the financial quarter ended March 31, 2020 (the “1Q20 Consolidated Financial Statements”). This document contains forward-looking statements.

CEO Message – Tito Martins

“Protecting our employees and communities has always been a priority for Nexa. As part of our efforts to combat COVID-19, we implemented additional health and safety measures in all our operations on top of the protocols required by local authorities. We also have initiated a series of awareness campaigns with our employees, contractors and local communities.

The COVID-19 outbreak has had a negative effect on commodities prices and its impact on the global economy is still uncertain. Government restrictions focused on controlling the outbreak will continue to affect supply chains, prices and global demand.

While Nexa’s mining and smelting operations in Brazil have been largely unaffected by the current pandemic, we have just resumed our Peruvian operations which were suspended in accordance with government edict on March 15. Assuming there are no additional required mining suspensions impacting production, we have adjusted our 2020 zinc production guidance downwards to 300-335kton, down 11% from our previous 2020 guidance. Smelting sales are also expected to decrease and the updated guidance range is 540-580kton, down 10% from our previous 2020 guidance.

In light of COVID-19 and in an effort to maintain strength in our balance sheet, 2020 capital expenditures have been reduced by 27% and are now estimated at US$300 million. Also in response to this unprecedented scenario, we have suspended our greenfield project development and decreased exploration investments to US$26 million. Further, we estimate corporate costs savings of US$20 million related to bonus suspension, reduced travel expenses and third-party services, among other cost reduction measures.

Nexa did not experience any material disruption to metal sales in 1Q20. Operating cash generation, however, was adversely affected by lower metal prices and the government-mandated temporary suspension of our Peruvian mines, which will also impact 2Q20 results.

We strengthened our liquidity position to navigate these adverse conditions and, although we have increased our leverage, our current cash balance totals approximately US$1 billion. Our balance sheet remains solid and we will continue monitoring market developments, taking the necessary measures to protect our people and ensure the continuity of our business. If market conditions change we will reassess our guidance.”

COVID-19

The COVID-19 disease was reported in China at the end of 2019 and due to its global spread and increasing number of cases, on March 11, 2020 the World Health Organization declared COVID-19 a pandemic. Governments around the world announced different measures to combat the spread.

In response to the global COVID-19 pandemic, Nexa created a Crisis Committee, which includes all executive officers of the Company, certain key general managers and personnel to carry out preventive procedures in its operations and offices. Nexa also implemented business continuity measures to mitigate and reduce any impacts of the global outbreak on its operations, supply chain and financial situation. Refer to our “Nexa response to COVID-19” section for further details.

Earnings Release – 1Q20

On March 15, the Peruvian Government declared a national emergency and imposed operating business restrictions including on the mining sector. The quarantine period was initially expected to last until the end of March but was subsequently extended up to May 10, 2020.

In light of the government restrictions, Nexa suspended production at Cerro Lindo, El Porvenir and Atacocha mines, while the Cajamarquilla smelter operated at reduced rates. During this period, mining activities were limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security. On May 6, the Peruvian government announced the conditions for the resumption of operations for different sectors, including mining operations above 5ktpd.

Cerro Lindo and El Porvernir mines restarted operations on May 11, following the end of the quarantine period and are in ramp up phase, which is expected to last until the end of June due to the operations requirements announced by the government. Atacocha remains suspended. Cajamarquilla smelter is gradually improving its operating rate.

In 1Q20, mining and smelter operations in Brazil operated normally and in accordance with local government safety protocols.

During the months of May and June, Juiz de Fora smelter is reducing production by 40% due to the decrease in demand in our home market, which has been impacted by COVID-19. We will continue to monitor the market development and production restrictions may be extended, subject to demand recovery.

Highlights

▪	Consolidated net revenue reached US$442 million in the first quarter compared with US$570 million a year ago driven by lower LME prices.

▪	Zinc production of 77kt was 14% lower than in 1Q19 mainly explained by the temporary suspension of our Peruvian mines in mid-March in response to the measures announced by the Peruvian government to control the COVID-19 outbreak.

▪	In 1Q20, metal sales were 145kt, relatively flat year-over-year.

▪	Adjusted EBITDA was US$44 million in 1Q20 compared with US$108 million in 1Q19 and US$65 million in 4Q19.

▪	Mining cash cost[1] in 1Q20 was US$0.52/lb compared with US$0.40/lb in 1Q19 and US$0.41/lb in 4Q19 due to lower production, lower by-products credits and higher TCs.

▪	In 1Q20, smelting cash cost[1] was US$0.80/lb, down 30% and 10% compared to 1Q19 and 4Q19, respectively, due to lower concentrate costs.

▪	Nexa recognized a non-cash US$485 million pre-tax impairment loss mainly related to Cerro Pasco cash generating unit and goodwill in Mining Peru segment primarily driven by a decrease in short-term LME zinc prices.

▪	Net debt to adjusted EBITDA for the last twelve months stood at 3.3x.

▪	Nexa declared in February and paid in March a cash dividend of US$0.38 per common share to its shareholders for a total payment of approximately US$50 million.

▪	Liquidity remains strong. Cash and cash equivalents amounted to US$675 million at March 31, 2020 and our available liquidity increased to US$1,019 million in April, which includes the drawdown under our revolving credit facility and a new export line entered into post 1Q20.

▪	Net loss totaled US$612 million, US$3.94 per share, in 1Q20.

▪	In April, S&P Global rating affirmed “BB+” rating on Nexa and changed the outlook from “positive” to “stable”. Moodys also affirmed Nexa “Ba2” rating and changed the outlook from “stable” to “negative”. The change reflects the expectation of a weaker zinc market due to COVID-19.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

2

Earnings Release – 1Q20

▪	In March 2020, Nexa filed its updated 2019 Mining Report. Mineral reserves estimates reached 3,992kt contained zinc (including the Aripuanã project).

Operational efficiency initiatives program | Nexa Way

▪	The program generated a net gain of US$21 million in 1Q20.

▪	The Nexa Way program continues to progress and is currently at a lower-than-expected pace due to the additional health and safety measures adopted to control the COVID-19 outbreak in all our operations.

▪	Based on the initiatives implemented in 2019, we continue to target an improvement of at least US$120 million in annualized EBITDA throughout 2020 and 2021. Our ability to achieve this target until 2021 depends on future metal prices, production and demand recovery, among others.

Guidance

▪	2020 guidance is highly dependent on how the measures adopted to control the COVID-19 outbreak continue evolving and the time it will take for the global economy to recover. We are issuing updated 2020 guidance and we will continue to review our 2020 estimates due to the heightened uncertainty around the duration and severity of the COVID-19 disease and its effects on the global economy.

▪	2021-2022 guidance remains suspended.

▪	2020 zinc production guidance has been revised to 300-335kton, down 11% from our previous guidance. Smelting sales are expected to be between 540-580kton lower by 10% compared with 615-635kt in previous guidance.

▪	The estimated CAPEX for 2020 is reduced to US$300 million from US$410 million.

▪	In response to the COVID-19 outbreak, we have also temporarily suspended our investments in greenfield project development and we are reducing exploration expenses.

▪	Refer to our “Nexa | Guidance 2020” section for further details.

Projects

▪	In March 2020, Nexa published the preliminary economic assessment (“PEA”) of the Hilarión project. The average annual metal production was estimated at 115kt of zinc, 2.6Moz of silver and 20kt of lead, which represents approximately 150kt of zinc equivalent.

▪	Magistral engineering studies (FEL3) advanced as planned in 1Q20. Future progress may be delayed due to COVID-19 related measures.

▪	In light of the current macroeconomic environment, the conversion to Jarosite process remains suspended and we have recorded a non-cash US$38 million pre-tax impairment loss in respect of this project included in the 1Q20 impairment.

▪	The Vazante mine-deepening brownfield project continues as planned and the investment amounted US$4 million in the quarter.

Aripuanã

▪	Nexa has been working on a new rebaseline for the project.

▪	Production is now scheduled to start in the third quarter of 2021 and contemplates the delays we faced (i.e. weather conditions, logistics issues) and the ongoing impact of COVID-19.

▪	We anticipate we may have an estimated CAPEX increase of 10 to 25% versus the US$392 million set out in the Aripuanã feasibility study, which is expected to be partially offset by some FX gain. In 2020, we expect to invest approximately US$202 million.

▪	In 1Q20, construction works continued to advance and physical progress reached 39%.

▪	Refer to our “Aripuanã project” section for further details.

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Earnings Release – 1Q20

Selected indicators

US$ million (except indicated otherwise)	1Q20	4Q19	1Q19	1Q20 vs. 4Q19		1Q20 vs. 1Q19
Treated ore (kt)	2,806.6	3,147.1	3,321.4	(10.8)%		(15.5%)

Mining Production | contained in concentrate
Zinc (kt)	76.9	82.9	89.7	(7.2)%		(14.3)%
Copper (kt)	7.0	10.2	9.0	(30.8)%		(22.2)%
Lead (kt)	9.4	12.3	12.3	(23.8)%		(23.8)%

Metal sales (kt)(1)	145.3	161.5	145.5	(10.0)%		(0.1)%

Consolidated Net Revenue	442.0	585.8	569.8	(24.5)%		(22.4)%

Mining	(16.6)	13.0	82.5	-		-
Smelting	61.4	56.3	25.8	9.0%		138.0%
Eliminations & Adjustments	(1.1)	(4.4)	(0.5)	(75.9)%		134.2%
Adjusted EBITDA(2)(3)	43.7	64.9	107.9	(32.7)%		(59.5)%
Adj margin EBITDA (%)	9.9%	11.1%	18.9%	(1.2	)p.p.	(9.0	)p.p.

Sustaining	21.9	52.0	22.4	(58.0%)		(2.6%)
Expansion(4)	41.1	66.6	24.0	(38.2%)		71.7%
HSE	10.5	15.1	14.7	(30.4%)		(28.5%)
Others	6.6	12.9	3.8	(48.9%)		72.9%
Capital Expenditures	80.1	146.7	65.0	(45.4%)		23.4%

Liquidity and Indebtedness
Total cash(5)	675.1	757.4	913.8	(10.9%)	(26.1%)
Net debt	940.7	787.8	560.5	19.4%	67.8%
Net debt / LTM EBITDA (x)	3.3	2.3	0.5	-	-

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Includes US$25 million in respect of 4Q19 in non-recurring expenses associated with the Nexa Way program.

(3) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy please refer to explanatory note 1 – “Information by business segment and geographic area” in the Consolidated Interim Financial Statements.

(4) Includes Aripuanã project investment.

(5) Cash, cash equivalents and financial investments.

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Earnings Release – 1Q20

Nexa response to COVID-19

In light of the COVID-19 outbreak development, Nexa created a Crisis Committee, which includes all executive officers of the Company, certain key general managers and personnel to carry out preventive procedures in its operations and offices. We have implemented several measures to help protect our employees, contractors and local communities and we are working in three main fronts: Health, Safety and People; Business Continuity and Stakeholders.

In relation to cost savings, in addition to operating costs savings and CAPEX reductions discussed below, Nexa has temporarily reduced its bonus programs and is suspending, for an indefinite period, payment of the long-term incentive program. In addition, the Board of Directors voted to reduce their remuneration by 20% from April to December 2020 and the amount saved will be added to resources to combat COVID-19.

Health, Safety and People

▪	Head office personnel in Brazil and corporate employees in Peru, U.S. and Luxembourg are working remotely.

▪	All non-essential site personnel and risk group employees are working from home.

▪	Increased site cleaning and hygiene services.

▪	Social distancing protocols developed across cafeteria, workplaces and transfer to operations.

▪	Increased health monitoring. Additional protocols to prevent, mitigate and monitor employees either in our facilities or at home.

▪	Health screening and fever monitoring programs developed for incoming site personnel.

▪	Folders and materials about COVID-19 provided to all employees, contractors and their families.

▪	Initial testing, self isolation and quarantine systems and processes developed according to Nexa’s internal protocol and guidelines created exclusively to prevent and combat the COVID-19 contagion among its employees, local communities and contractors.

▪	Health & well-being program developed to focus on COVID-19 related issues including mental health.

▪	Business trips and events have been cancelled or postponed until further notice.

▪	Increase the use of digital communications tools to conduct business meetings, including board meetings.

▪	Restriction of external visitors.

▪	Offsite medical transfer capability at the Aripuanã project.

Business continuity

▪	Mine operations in Peru which were suspended on March 18 restarted production on May 11, 2020 and are in ramp up phase. The Atacocha mine, in response to the phased plan adopted by the Peruvian government, remains suspended.

▪	We have been working to secure raw material to continue running our smelters.

▪	Monitoring market conditions in order to work with potential scenarios. Plans developed for potential worsening conditions and also post COVID-19 accelerated recovery. There is a high level of uncertainty regarding home market (Latam) demand and access to other important markets like Europe and the U.S.. There are also concerns relating to whether China’s recovery will be able to support base metal prices.

▪	CAPEX has been reduced by 27% from US$410 to US$300 million, including a FX gain of 15%.

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Earnings Release – 1Q20

▪	Temporary suspension of greenfield project development expenses and the reduction of investments on exploration by 28% to US$26 million.

▪	Added approximately US$700 million in cash (March and April) to further strengthen Nexa’s financial position.

Stakeholders

▪	Strengthening the relationship with the local communities and local governments where we operate. We are providing them with technical and material support.

▪	Kits for medical assistance were acquired and distributed in locations where we have operations in Brazil. In Peru, given the State of Emergency, we have provided some supplies, such as food and medicines. Votorantim Institute[2] has provided financial support for some of our initiatives.

▪	We are maintaining regular communications with local authorities in order to get their support for the continuity of our operations.

▪	In Peru and in Brazil we have had an effective participation in the discussions and decisions made by the Mining Associations.

▪	A communications plan was set up in all operations to ensure open and frequent communication including relating to what we are doing in order to preserve health of our employees, contractors and their families.

2 Created in 2002, the Votorantim Institute is the nucleus of social intelligence of Votorantim companies and works on the generation of shared value. The Institute aims to enhance the social performance of the Votorantim companies, contributing to the competitiveness of the business and the development of communities.

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Earnings Release – 1Q20

Nexa | Guidance

In response to the impact of COVID-19 on our Peruvian operations, future metal prices and market demand growth, production and sales guidance for 2020 have been revised downwards. Production and sales guidance for 2021 and 2022 remain suspended.

Although a high level of uncertainty remains, we have revised our projections assuming that we will face restrictions in our operations, including but not limited to restricted protocols to access our mines, limited workforce and logistics. Guidance is subject to continuous evaluation of the impact of COVID-19 in our operations, supply chain and demand for our products.

In our ongoing efforts to preserve cash generation, we have reduced investments in sustaining, brownfield and greenfield project developments have been decreased.

Despite the unprecedented short-term scenario, we remain positive about the long-term scenario and market fundamentals for both zinc and copper.

Nexa should continue to enjoy regional competitive advantages, as a significant part of our revenue originates from Latin America. We remain committed to building a differentiated, sustainable, cost-efficient, and integrated business model, generating value to all our stakeholders.

Production and sales

In light of the COVID-19 outbreak, we have updated our annual production and sales guidance for 2020 and will continue to review our operations as 2020 progresses. The main assumptions behind our revised guidance at this time are:

▪	The suspension of production at the Cerro Lindo, Atacocha and El Porvenir mines from March 18 to May 10, 2020, while Cajamarquilla smelter operated at reduced rates, as required by the measures announced by the Peruvian government. On May 6, the Peruvian government announced the conditions for the resumption of operations for different sectors, including mining operations above 5ktpd.

▪	Resumption of the Peruvian operations on May 11, 2020. Cerro Lindo and El Porvernir mines have just restarted operations, following the end of the quarantine period and are in ramp up phase, which is expected to last until the end of June due to the operations requirements announced by the government. Atacocha remains suspended. After the ramp up, it is estimated that Cerro Lindo and El Porvenir mines will operate subject to additional measures to control and mitigate COVID spread.

▪	Adjustment of smelter production due to estimated reduction in demand in our home market (Latam) and our efforts to allocate capital appropriately.

o	Estimated decrease in zinc consumption in our home market between 10% to 15% due to lower growth prospects in the global and regional economies.

o	During May and June, Juiz de Fora will be operating at 60% of its nominal production capacity, with a reduced workforce. In the same period, Três Marias smelter will remain operating at normal levels.

o	Cajamarquilla smelter is expected to gradually improve its operating rate, estimated to reach full capacity by the end of May.

o	We will continue to monitor market development and depending on demand we may extend the production restriction period in Juiz de Fora. As an alternative, we may rebalance the capacity utilization rates of the three smelters.

▪	Production guidance for Vazante and Morro Agudo mines remains unchanged from previous guidance.

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Earnings Release – 1Q20

▪	Additional health and safety protocols in all our operations, including social distancing.

Mining segment

At the midpoint of the updated guidance range, zinc equivalent metal production is forecasted to decrease 16.7% from our 2020 guidance issued in January.

Zinc head grade is expected to be 3.23% on average, copper head grade is expected to be 0.35% on average, and lead head grade is expected to be 0.44% on average.

Zinc production in 2020 is estimated to be between 300-335kton, down 11% from previous guidance, subject to the ramp-up of the Peruvian mines as planned.

Main products

Metal Contained		2020e			2020e
(in concentrate)		Updated			January guidance
Zinc Equivalent (1)	kt	446	-	498	539	-	595

Zinc	kt	300	-	335	338	-	375
Cerro Lindo		85	-	99	100	-	110
El Porvenir		40	-	44	53	-	60
Atacocha		9	-	11	20	-	25
Vazante		140	-	150	140	-	150
Morro Agudo		25	-	30	25	-	30
Aripuanã		under construction			under construction

Copper	kt	30	-	33	41	-	46
Cerro Lindo		30	-	33	40	-	45
El Porvenir		0.4	-	0.4	0.5	-	0.6
Aripuanã		under construction			under construction

Lead	kt	33	-	38	50	-	55
Cerro Lindo		9	-	10	10	-	12
El Porvenir		11	-	12	19	-	20
Atacocha		9	-	10	15	-	16
Vazante		1.0	-	1.5	1.0	-	1.5
Morro Agudo		3.5	-	4.0	5.0	-	5.5
Aripuanã		under construction			under construction

Silver	koz	6,072	-	6,761	8,825	-	9,230
Cerro Lindo		2,570	-	2,876	3,440	-	3,500
El Porvenir		2,151	-	2,341	3,280	-	3,495
Atacocha		1,005	-	1,149	1,760	-	1,840
Vazante		345	-	395	345	-	395
Aripuanã		under construction			under construction

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2019 LME average benchmark prices: Zn: US$1.16/lb; Cu: US$2.72/lb; Pb: US$0.91/lb; Ag: US$16.2/oz; Au: US$1,393/oz in line with our previous calculation methodology.

Smelting segment

Metal sales are estimated to be between 540-580kton in 2020, down 10% from previous estimates. We expect demand in 2Q20 to be adversely affected by the measures adopted worldwide to combat the COVID-19 spread. A gradual improvement is expected during the second semester. Metal demand improvement is subject to the recovery in trading conditions and future requirements to control COVID-19.

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Earnings Release – 1Q20

		2020e			2020e
Smelting sales		Updated			January guidance
Metal	kt	540	-	580	615	-	635
Zinc metal		515	-	550	578	-	596
Zinc oxide		25	-	30	37	-	39

2020 cash cost guidance

In light of the current scenario, we are revising our guidance for 2020. The main changes from January 2020 guidance are:

▪	Production volumes in Peru;

▪	Commodity prices (Zn: US$0.89/lb, Cu: US$2.41/lb, Pb: US$0.80/lb, Ag: US$16.3/oz, Au: US$1,569/oz versus Zn: US$1.09/lb, Cu: US$2.68/lb, Pb: US$0.88/lb, Ag: US$16.8/oz, Au: US$1,470/oz);

▪	Foreign exchange rates (BRL/USD: 5.02 and Soles/USD: 3.43 versus BRL/USD: 3.95 and Soles/USD: 3.35); and

▪	Treatment charge of US$300/t concentrate versus US$275/t concentrate.

Note: cash cost numbers do not include the impact of idle capacity costs in the Peruvian operations in 1Q20 and 2Q20.

2020 cash cost guidance (US$/lb)	Updated	January guidance
Mining cash cost (1)	0.59	0.52
Cerro Lindo	0.33	0.16
El Porvenir	0.83	0.70
Atacocha	0.59	0.63
Vazante	0.60	0.61
Morro Agudo	1.00	1.05
Smelting cash cost (2)	0.74	0.90
Cajamarquilla	0.77	0.91
Três Marias	0.65	0.82
Juiz de Fora	0.87	1.06

(1)C1 weighted mining cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 weighted smelting cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Investments

2020 CAPEX guidance

In response to COVID-19, we have decreased our estimated CAPEX to US$300 million from US$410 million, including the updated investment in the Aripuanã project (US$202 million).

Expansion projects investments are estimated at US$223 million, decreasing 10% from the previous guidance. The positive impact of the depreciation of the Brazilian real against the U.S. dollar was partially offset by the updated investment in the Aripuanã project. Refer to “Aripuanã project” section for further information).

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Earnings Release – 1Q20

Investments in non-expansion projects are expected to decrease by 52% to US$77 million, including FX savings of US$37 million.

CAPEX (US$ million)	2020 Updated	2020 January guidance	1Q20
Expansion projects	223	247	41
Aripuanã	202	220	29
Others (1)	21	27	12

Non-Expansion	77	163	39
Sustaining	50	102	22
HSE (2)	16	43	11
Others (3)	12	18	7
TOTAL	300	410	80

(1) Including US$13 million related to Vazante mine deepening brownfield project.

(2) Investments in tailings dams are included in HSE expenses.

(3) Modernization, IT and others.

Note: average foreign exchange rate BRL/USD: 5.02 vs 3.95 used in previous guidance.

2020 other operating expenses

Other operating investments (US$ million)	2020 Updated	2020 January guidance	1Q20
Exploration	41	57	9.7
Mineral exploration	26	37	6.8
Sustaining and mineral rights	14	20	2.9

Project Development	17	22	3.5

Other	11	15	1.1
Technology	5.1	7.5	0.2
Communities	5.4	7.7	1.0
TOTAL	68	94	13

Note: Mineral exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

In response to COVID-19, we have revised our capital allocation strategy and our investment in greenfield projects development was temporarily suspended, with the exception of Magistral which is in an advanced stage of FEL3.

Exploration expenditures are also being reduced and activities for the remainder of 2020 will be focused on brownfield. Our long-term strategy remains unchanged and we will maintain our efforts to replace and increase mineral reserves and resources.

In this unprecedent scenario, we have expanded our commitment to the social and economic development of the local communities in the countries where we operate and we estimate investments of US$5.4 million for 2020.

We estimate that we will invest an additional US$5.1 million in technology to make our business safer and improve our efficiency.

10

Earnings Release – 1Q20

Aripuanã project

Nexa continues to work on a new rebaseline for the Aripuanã project. Production is now scheduled to start in the third quarter of 2021 (versus the beginning of 2021 in the original plan).

The main factors behind the updated timeline are (i) the delays in our detailed engineering studies; (ii) issues experienced during earthworks activities; (iii) the logistics constraints due the government strategy on the upgrade of the public bridge in 2019; (iv) weather conditions experienced in 4Q19; and (v) impact of COVID-19 on continued mobilization and productivity rates.

We are still analyzing the impact of the above-mentioned factors but we anticipate we may have an estimated CAPEX increase of 10 to 25% versus the US$392 million set out in the Aripuanã feasibility study. The majority of the CAPEX is invested in Brazilian real and the estimated increase in CAPEX is expected to be partially offset by the depreciation of the Brazilian real against the U.S. dollar.

The new rebaseline is subject to the successful execution of the updated project plan. The COVID-19 development and its potential additional impact on the project’s current rebaseline schedule and estimated CAPEX will continue to be evaluated.

In 1Q20, we invested US$29 million to develop Aripuanã, for a cumulative total of US$172 million since the beginning of the project. Physical progress reached 39% completion at March 31, 2020.

In 2020, we estimate that we will invest US$202 million (versus our previous US$220 million guidance) to develop Aripuanã, with residual investments to be made during 2021, when construction is expected to be completed. The 2020 updated guidance contemplates a realized and anticipated FX gain, which offset the increase in CAPEX for the year.

During 1Q20, the SNC Lavalin detailed engineering progress reached 97.4%, with almost 97% of concrete drawings issued for construction, and 98% of heavy/medium steel structure issued for manufacturing. The Dardanelos substation facilities adjustment project was concluded and submitted to the energy concessionaire approval.

In terms of horizontal mine development, the total accumulated execution is ahead of schedule reaching 2,444 meters versus the planned 2,409 meters. Approximately 39kt of ore was stockpiled at quarter end. In terms of vertical development, 3 raises are under construction in accordance with the new schedule.

In the beneficiation area, the highlights for 1Q20 includes the progress on the civil works activities for the whole process plant (12% of physical progress). Highlights include:

▪	Start of building foundations for the crushing area.

▪	Conclusion of the concrete foundation for the crushed ore silo. In addition, conclusion of the concrete foundation for SAG mill, BALL mil, cyclones and vibrating screens.

▪	Continuation of the execution of the concrete superstructure for tailings filters foundation.

▪	Conclusion of the talc flotation columns assembly and zinc flotation foundations.

▪	Receipt of all permits and start of the assembly of the towers of the energy transmission line.

▪	Delivered at site: crushers, apron/grizzly feeders, ball/vertical/SAG mills components, vibrating screens, the steel structures for the 69kv towers on-site, along with lead and zinc flotation columns, e-houses and transformers.

In other developments, we can highlight that we completed the construction of 76 houses ahead of plan and we estimate completion of the remaining 85 units by the end of the year. There are 23 families living in the housing at present. The local airport was granted permission to receive commercial flights.

Our Aripuanã project benefits from a life of mine of 13 years. Based on the inferred mineral resources of 38.8 million tonnes and the most recent exploration and drilling campaigns, we believe life of mine could be extended beyond 20 years. Refer to “Mineral Exploration” section for further information.

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Earnings Release – 1Q20

COVID-19

On March 24, all travel by people to the site was suspended in line with our efforts, alongside the local government to control the COVID-19 development in the region. We have already started mobilizing people and we expect to execute the plan as projected.

Nexa has a proactive agenda with the authorities and local community during this health crisis. Our initiatives include: frequent meetings with local and state government to share health practices and establish common controls, the formation of a Mutual Aid Committee, a preventive campaign carried out with local media. We have also expanded the areal ICU care for the community, donated COVID antibody tests and equipments.

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Earnings Release – 1Q20

Consolidated performance

Net revenue

US$ million	1Q20	4Q19	1Q19	1Q20 vs. 4Q19	1Q20 vs. 1Q19
Revenue – Mining	162.4	233.6	272.2	(30.5)%	(40.3)%
Revenue - Smelting	371.8	459.8	455.0	(19.1)%	(18.3)%
Intersegment Results	(87.7)	(111.4)	(159.2)	(21.3)%	(44.9)%
Adjustments	(4.5)	3.8	1.8	-	-
Net Revenue	442.0	585.8	569.8	(24.5)%	(22.4)%

In 1Q20, net revenue was US$442 million, 22% lower year-over-year, mainly driven by lower metal LME average prices. The LME average prices for zinc, copper and lead were down by 21.2%, 9.3% and 9.3%, respectively, compared to 1Q19.

Compared to 4Q19, net revenue decreased by 24.5% due to lower volumes and prices. The LME average zinc, copper and lead prices decreased by 10.9%, 4.2% and 9.7%, respectively.

Cost of sales

US$ million	1Q20	4Q19	1Q19	1Q20 vs. 4Q19	1Q20 vs. 1Q19
Cost of sales - Mining	(182.5)	(196.0)	(199.0)	(6.9)%	(8.3)%
Cost of sales - Smelting	(313.2)	(386.5)	(427.2)	(19.0)%	(26.7)%
Intersegment Results	87.7	111.4	159.2	(21.3)%	(44.9)%
Adjustments	17.4	(4.0)	(20.4)	-	-
Cost of sales	(390.6)	(475.2)	(487.3)	(17.8)%	(19.8)%

In 1Q20, cost of sales amounted to US$391 million, down 20% year-over-year. The cost decrease was driven by lower operating costs in both segments, lower concentrate prices and the average depreciation in the BRL against the U.S. dollar. Compared to 4Q19, cost of sales decreased by 18%.

As a result of the effect of the COVID-19 on the Company’s operations in Peru and the related reduction in the level of production, the amount of US$17 million has been recognized in cost of sales related to abnormal cost of production.

SG&A

Selling, general and administrative (“SG&A”) expenses amounted to US$42 million in 1Q20, including a non-recurring expense of US$2.0 million related to the Nexa Way program incurred prior to COVID-19 outbreak escalation. In 1Q19, SG&A expenses were US$41 million.

Efficiency program – Nexa Way

The Nexa Way program continues to progress but currently at a lower-than-expected pace due to the health and safety measures adopted to control COVID-19.

We are focused on capturing the gains of the initiatives implemented in 2019 and we continue to target an improvement of at least US$120 million in annualized EBITDA throughout 2020 and 2021. Our ability to achieve this target depends, largely, on future metal prices, production and demand recovery.

The Nexa Way initiatives are primarily related to our operations, including priorities such as increased recovery rates, reduction in energy costs, reduction in operational dilution in our mines, increased reprocessing of tailings, debottlenecking capacity at our smelters, increased roaster performance, among others. The program also encompasses changes in our organizational culture including increased communication between operating teams and improved decision-making processes, among others. We are preparing transformation leaders focused on execution to help us disseminate our new culture throughout all of Nexa.

13

Earnings Release – 1Q20

Nexa Way initiatives are monitored in four categories: operational, procurement, commercial and corporate. In 1Q20, the program generated a gain of US$21 million (net of fees), as follows:

▪	Operational (US$14.5 million): increased recovery and lower operating dilution in Vazante (i.e. minimizing undercut, improved drilling and disassembling processes); reducing shotcrete in El Porvenir; improved silicate feed from Vazante to Três Marias; increase processing capacity in Cajamarquilla roaster.

▪	Procurement (US$6.0 million): energy contract renegotiations for Brazil and Peru (in place as of January 2020).

▪	Commercial (US$2.3 million): monitoring market opportunities to maximize sales of zinc and by-products.

▪	Structure & corporate (US$0.3 million): organizational structure review in all areas.

Adjusted EBITDA

In 1Q20, Adjusted EBITDA was US$44 million compared with US$108 million in the same period a year ago. The main factors that contributed to this result were (i) the negative variation of US$44 million in price effect related to lower LME prices and changes in market prices in respect of quotation period adjustments; and (ii) the decrease in treated tonnes in the quarter and by-products revenue due to lower volume and LME prices; partially offset by (iii) lower operating costs and expenses. The U.S. dollar appreciation against Brazilian real had a positive impact of US$14 million.

14

Earnings Release – 1Q20

US$ million	1Q20	4Q19	1Q19
Adjusted EBITDA	43.7	64.9	107.9
Impairment	484.6
EBITDA	(440.9)	64.9	107.9
Deprec., amort. and depletion	(67.6)	(70.0)	(81.1)
Net financial results	(165.3)	(6.5)	(25.9)
Taxes on income	61.8	8.8	(9.2)
Net Income	(612.1)	(2.7)	(8.3)

Net financial result

The net financial result in 1Q20 was an expense of US$165 million compared to an expense of US$6.5 million in 4Q19. This decrease was primarily driven by a negative foreign exchange variation of US$119 million versus a US$14 million gain in 4Q19. This variation is basically explained by the 29% depreciation of the Brazilian real against the U.S. dollar3 versus the 3% appreciation in 4Q19 in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 1Q20 was an expense of US$47 million compared to an expense of US$21 million in the previous quarter mainly due to a temporary increase of US$15 million in financial expenses related to the liability management program and US$10 million related to a net effect of derivative financial instruments.

US$ thousand	1Q20	4Q19	1Q19
Financial income	25,144	13,235	8,028

Financial expenses	(71,767)	(34,038)	(31,574)

Foreign Exchange Variation (FX)	(118,724)	14,294	(2,338)

Net financial result	(165,347)	(6,509)	(25,884)
Net financial result excluding FX	(46,623)	(20,803)	(23,546)

Net income (loss)

Nexa incurred a net loss of US$612 million in 1Q20 compared to a net loss of US$8 million in 1Q19. The increase in the net loss was primarily driven by (i) the US$485 million non-cash of impairment loss recognition primarily related to the Cerro Pasco cash generating unit and the goodwill in the Mining Peru segment; (ii) lower average base metal prices; (iii) the temporary suspension of the Peruvian mining operations and reduced rate at Cajamarquilla smelter; and (iv) higher net financial expense. Net loss attributable to Nexa’s shareholders was US$522 million in 1Q20 resulting in net loss per share (“EPS”) of US$3.94.

3 On March 31, 2020 the Brazilian real / U.S. dollar exchange rate was R$5.20/US$1.00 against R$4.03/US$1.00 on December 31, 2019.

15

Earnings Release – 1Q20

Business Performance

Mining segment4

Mining production

Consolidated		1Q20	4Q19	1Q19	1Q20 vs. 4Q19		1Q20 vs. 1Q19
Treated Ore	Kt	2,807	3,147	3,321	(10.8)%		(15.5)%

Grade
Zinc	%	3.12	2.98	3.10	14	bps	2	bps
Copper	%	0.32	0.40	0.35	(8)	bps	(3)	bps
Lead	%	0.48	0.50	0.49	(2)	bps	(1)	bps
Silver	oz/t	0.87	0.94	0.87	(6.7)%		0.9%
Gold	oz/t	0.003	0.005	0.005	(37.2)%		(37.4)%

in Content
Zn	kt	76.9	82.9	89.7	(7.2)%		(14.3)%
Cu	kt	7.0	10.2	9.0	(30.8)%		(22.2)%
Pb	kt	9.4	12.3	12.3	(23.8)%		(23.8)%
Ag	koz	1,699	2,197	2,084	(22.7)%		(18.5)%
Au	koz	3.8	7.0	6.5	(46.0)%		(41.6)%

In 1Q20, treated ore volume was 2,807kt, down 15% from the same quarter a year ago. The decrease was primarily driven by Cerro Lindo (-21%), El Porvenir (-20%) and Atacocha (-9%) mines, which suspended operations in March 18 in accordance with measures announced by the Peruvian government in its efforts to control the COVID-19 outbreak. Treated ore volume reduction related to the temporary suspension is estimated at 381kt in the quarter.

In Brazil, mining operations continue to run at normal levels and Vazante had a strong performance in 1Q20. Treated ore volume increased by 6% and 47% compared to 1Q19 and 4Q19, respectively.

Additional health and safety procedures were implemented in our operations to protect our employees, contractors and local communities, while we also remain focused on maintaining the continuity of our business.

As a consequence of the mining production suspension in Peru, Nexa has revised its production guidance for 2020, lowering its estimates for all metals production. Refer to Nexa guidance section for more information.

Zinc production of 77kt in the quarter was 14% lower than 1Q19, primarily explained by a 29% (or 14kt) production decrease in our Peruvian mines, partially offset by better grades (up 2bps to 3.12%). Copper and lead production followed the same trend and decreased by 22% and 24%, to 7kt and 9kt, respectively.

Cerro Lindo

In 1Q20, treated ore volume of 1,394kt was down 21% year-over-year mainly driven by the temporary suspension of its operations on March 18, which resulted in a volume reduction of 241kt. Compared to 4Q19, treated ore volume decreased by 18%.

4 Segment consolidation available in the appendix.

16

Earnings Release – 1Q20

Prior to the COVID-19 suspension, treated ore volume was behind our original plan due to planned plant maintenance works to increase the reliability of crushing and filtration circuit, and the replacement of our mining contractor’s truck fleet.

Zinc production was 21kt, down 33% and 27% when compared to 1Q19 and 4Q19, respectively. The main factors were the reduction in treated ore volume, the temporary suspension required by the government, and lower zinc head grade (1.67% in 1Q20), as we increased production at tertiary stopes, in line with the mine plan.

Copper production followed the same trend and decreased 22% year-over-year to 7kt. Copper average grade was 0.57%, down 3bps compared to 1Q19 (0.60%). Compared to 4Q19, copper production decreased by 31%.

Lead production was 2.2kt, down 23% from 1Q19. Lead average grade was stable at 0.22%. Compared to 4Q19, lead production decreased by 30%.

El Porvenir

Zinc production of 10kt was down 4kt (or 30%) in 1Q20 versus the same quarter of last year, primarily driven by the 20% decrease in treated ore volume. The decrease reflects the temporary suspension of El Porvenir production on March 18, 2020 . In addition, zinc head grade in 1Q20 decreased 36bps to 2.60% due to the revised mining plan schedule to offset ore pass refurbishment at high-grade areas.

Copper, lead and silver production in 1Q20 were also impacted by the temporary suspension of production and decreased by 43%, 33% and 29%, respectively, when compared to 1Q19.

Atacocha

Treated ore volume was 325kt in 1Q20, down 9% year-over-year, also explained by the government-mandated temporary suspension of production that began on March 18. ..

Zinc production, however, increased 1% over 1Q19 to 3.6kt, positively affected by higher zinc head grade (up 14bps to 1.43%). Improved stability of the plant and higher production at San Gerardo open pit were the main drivers.

Silver production followed the same trend and increased 6% year-over-year to 406koz. Silver head grade increased 29bps to 1.62oz/t.

Lead production was 3.3kt, down 11% from 1Q19 mainly driven by the decrease in treated ore volume.

Atacocha mining activities remains suspended.

Atacocha dam elevation project: the project is expected to receive approval for the execution phase for Level 4128 elevation in 2Q20; this tailings dam raise is expected to be able to support our operations until 2025. The new waste disposal project at for the San Gerardo open pit had civil works interrupted on March 18 due to the quarantine established by the Peruvian government and is expected to restart as soon as the quarantine period ends.

Vazante

Zinc production of 37kt in 1Q20 increased by 6.0% compared to 1Q19 driven by higher treated ore volume (+6.4%) as a result of initiatives to enhance high ore throughput (+6% compared with 1Q19) and higher metal recovery (87.0% in 1Q20 versus 84.7% in 1Q19); which offset lower zinc head grade (down 31bps to 10.67%). Compared to 4Q19 which was impacted by a 30 days processing halt, zinc production increased by 21%.

Vazante mine deepening project: in 1Q20 construction works included the completion of access ramp 22, ongoing civil excavation at EB-347 pumping station and early works on the CEMIG power line.

17

Earnings Release – 1Q20

Morro Agudo

Treated ore volume was 268kt, a decrease of 26kt year-over-year, due to the heavier rains in early 2020 impacting the Ambrosia open pit operation and low limestone sales.

Zinc production of 5.5kt in 1Q20 was down 0.5kt from 1Q19, driven by the lower throughput, which offset higher zinc average grade (21bps to 2.37%).

During 1Q20, our Bonsucesso project, which is estimated to extended the life of mine of Morro Agudo, advanced on its engineering study as planned. In response to COVID-19, we revised our capital allocation strategy and the project is currently suspended. We continue to assess this operation, monitor market development and evaluate the best time to resume the project.

Financial performance

US$ million	1Q20	4Q19	1Q19	1Q20 vs. 4Q19		1Q20 vs. 1Q19
Net Revenue	162.4	233.6	272.2	(30.5%)		(40.3%)
COGS	(182.5)	(196.0)	(199.0)	(6.9%)		(8.3%)
Gross Profit	(20.1)	37.6	73.3	(153.4%)		(127.4%)
Adjusted EBITDA	(16.6)	13.0	82.5	(227.4%)		(120.1%)
Adjusted EBITDA Mrg	-10.2%	5.6%	30.3%	(15.8	pp)	(40.5	pp)

Note: Financial performance pre intersegment eliminations.

Net revenue for the mining segment totaled US$162 million in 1Q20, down 40% versus 1Q19. This performance was driven by the decrease in production, lower average zinc, copper and lead prices (down 21%, 9% and 9%, respectively), and higher benchmark TCs.

Cost of sales decreased by 8% in 1Q20 compared to 1Q19, to US$182 million. This decrease was driven by (i) lower third-party services and personnel costs in Peru, following lower production volume; (ii) lower energy costs in Brazil; and (iii) the depreciation of the Brazilian real against the U.S. dollar; partially offset by (iv) the sale of stock of concentrate in Peru, which was produced in previous quarters with a higher average production cost; and (v) idle capacity costs in the amount of US$14 million.

Adjusted EBITDA for the mining segment in 1Q20 was negative at US$17 million compared with US$83 million a year ago primarily due to (i) a negative variation of US$73 million related to lower LME zinc prices and lower market prices in respect of quotation period adjustments (US$64 million) and higher TCs (US$9 million); (ii) lower volumes with a negative impact of US$29 million; and (iii) lower by-product credits in Peru (US$4 million). These negative effects were partially offset by lower operating costs, as noted above, and a decrease in mineral exploration and project development expenses.

18

Earnings Release – 1Q20

Cash cost and AISC 5,6

Consolidated cash cost		1Q20	4Q19	1Q19	1Q20 vs. 4Q19	1Q20 vs. 1Q19
Cash Cost Net of By-products	US$/t	1,149	914	881	25.7%	30.4%
AISC Net of By-products	US$/t	1,684	2,003	1,435	(15.9)%	17.4%
Cash Cost Net of By-products	US$/lb	0.52	0.41	0.40	25.7%	30.4%
AISC Net of By-products	US$/lb	0.76	0.91	0.65	(15.9)%	17.4%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in the Peruvian mines of US$11.3 million (or US$0.06/lb).

Cash cost net of by-products in 1Q20 increased by 30% to US$0.52/lb compared to US$0.40/lb in 1Q19. This increase was driven by (i) a decrease in by-product credits with a negative effect of US$0.10/lb; (ii) higher treatment charges with a negative impact of US$0.06/lb; and (iii) lower zinc volumes sold with a negative effect of US$0.03/lb. These factors were partially offset by lower operating costs of US$0.04/lb and FX-related gains of US$0.02/lb.

Compared to 4Q19, cash cost increased by 26%, or US$0.11/lb, also due to lower by-products credits, which were partially offset by lower operating costs.

AISC net of by-products also increased in 1Q20 to US$0.76/lb, up 17% compared to 1Q19, impacted by higher cash cost, partially offset by lower non-expansion capex.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

5 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

6 AISC does not include Aripuanã CAPEX.

19

Earnings Release – 1Q20

Smelting segment

Consolidated		1Q20	4Q19	1Q19	1Q20 vs. 4Q19		1Q20 vs. 1Q19
Production
Zinc metal	kt	138.3	151.4	142.6	(8.6)%		(3.0)%
Global Recovery	%	93.6	94.3	93.7	(66	)bps	(8	)bps
Zinc oxide	kt	8.1	9.5	9.2	(14.8)%		(12.6)%
Total	kt	146.4	160.9	151.9	(9.0)%		(3.6)%
Sales
Zinc metal	kt	137.4	152.6	136.5	(10.0)%		0.6%
Zinc oxide	kt	8.0	9.0	8.9	(11.1)%		(11.1)%
Total	kt	145.3	161.5	145.5	(10.0)%		(0.1)%

In 1Q20, total production was 146kt, down 3.0% from the same quarter a year ago. Higher production volume in our Brazilian operations (+5.6%) was offset by the decrease in Cajamarquilla (-10.8%), which was required to reduce capacity starting March 18, according to measures announced by the Peruvian government to control the spread of COVID-19. Total sales were 145kt, relatively flat year-over-year.

Additional health and safety procedures were implemented in our operations to protect our employees, contractors and local communities, while we also remain focused on maintaining the continuity of our business.

Peru

In 1Q20, smelter production was 76kt, down 10.8% from 1Q19, affected by the temporary capacity reduction in response to the quarantine period adopted by the Peruvian government (from March 18th through May 10th). Production reduction in the quarter was approximately 8kt.

Since March 18, Cajamarquilla smelter has been operating at reduced rates and with a limited workforce. As the quarantine period ended on May 10, the smelter is expected to gradually improve its operating rate by the end of the month.

The Cajamarquilla smelter sold 76kt in 1Q20, down 4.6% compared to 1Q19, due to the slowdown in production and demand at the end of March.

In light of the current scenario, the Jarosite conversion project continues to be suspended and may not be resumed in 2020. The project will continue to be reviewed and in the meantime, Nexa recognized a non-cash pre-tax impairment loss totaling US$38 million included in the total amount recorded in the quarter.

Brazil

In 1Q20, zinc metal production amounted to 63kt, 8.5% higher than in 1Q19. Production improvement was mainly driven by productivity gains from the Nexa Way initiatives. Metal sales volume was 61kt, up 8% from 1Q19, reflecting a better demand year-over-year. Despite the strong start in 2020, Brazilian zinc demand has begun to show signs of weakness as a result of the slowdown of industrial activities, including the shutdown of the automotive sector due to COVID-19.

Três Marias

Três Marias zinc metal production of 41kt increased 6% in 1Q20 versus the same quarter a year ago mainly due to a significant improvement of the smelter recovery rate (from 92.9% to 95.2%). The improvement reflects a successful initiative from Nexa Way program, which reduced the loss of soluble zinc and increased operational stability. Sales volume of zinc metal were 40kt, 6.7% higher than 1Q19 driven by higher export sales primarily to emerging markets (mostly Africa and Mercosur countries) and the U.S.

20

Earnings Release – 1Q20

Murici project: our Murici tailings project involves the construction of a new tailings disposal facility in Três Marias. The project is divided into four phases (Central Module, East Module, West I Module and West II Module) and the last phase is expected to be initiated this year. We are currently waiting for the construction permit for the West I raise to initiate it.

Juiz de Fora

In 1Q20, Juiz de Fora production was 22kt, up 13.1% compared to the same quarter of last year, driven by continued improvements in roaster performance emanating from our Nexa Way initiatives. Zinc metal sales totaled 21kt, an increase of 10.4% versus 1Q19.

Juiz de Fora smelter is expected to operate at approximately 60% of its nominal production capacity in May and June in response to a reduction in demand due to COVID-19 impact. Demand continues to be monitored and we are still analyzing if Juiz de Fora will continue to operate at reduced rates from July to December or if production will be increased.

Financial performance

US$ million	1Q20	4Q19	1Q19	1Q20 vs. 4Q19		1Q20 vs. 1Q19
Net Revenue	371.8	459.8	455.0	(19.1)%		(18.3)%
COGS	(313.2)	(386.5)	(427.2)	(19.0)%		(26.7)%
Gross Profit	58.6	73.2	27.8	(20.0)%		110.9%
Adjusted EBITDA	61.4	56.3	25.8	9.0%		138.0%
Adjusted EBITDA Mrg	16.5%	12.3%	5.7%	4.3	pp	10.8	pp

Note: Financial performance pre intersegment eliminations.

Net revenue was US$372 million in 1Q20, 18% lower compared to US$455 million in 1Q19, mainly due to the decrease in zinc metal prices while sales volumes were practically flat year-over-year.

Cost of sales decreased by 27% in 1Q20, totaling US$313 million compared to US$427 million in 1Q19 mainly driven by (i) lower metal prices impacting the zinc concentrate purchase price; (ii) higher TCs paid to our smelters; and (iii) the decrease in operating costs driven by lower energy prices and improvement in Três Marias operating efficiency; partially offset by (iv) the decrease in by-product credits due to lower volumes and prices.

Zinc concentrate | treatment charge

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 1Q20, Nexa acquired 46% of zinc concentrate from third parties, with the remainder supplied directly from our own mines.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 1Q20

21

Earnings Release – 1Q20

We apply a benchmark TC for our integrated mining and smelter operations. For our purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges or treatment charges negotiated annually.

The 2020 benchmark TC, negotiated in late March, was US$300/t concentrate, up 22% from 2019 (US$245/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed through different periods during the year, we consider the 3-years average benchmark TC. The reference (average benchmark TC of 2020, 2019 and 2018) for 2020 stood at US$231/t concentrate, up 23% from the previous reference (average benchmark TC of 2019, 2018 and 2017 was US$188/t).

Adjusted EBITDA for the smelting segment totaled US$61 million in 1Q20, up 138% from the same quarter of the previous year. This increase was mainly explained by (i) the positive net price effect of US$14 million related to changes in market prices in respect of quotation period adjustments, which offset lower LME zinc prices; (ii) the positive variation of US$10 million due to higher TCs; and (iii) lower operating costs, as noted above.

Cash cost and AISC7

Consolidated cash cost		1Q20	4Q19	1Q19	1Q20 vs. 4Q19	1Q20 vs. 1Q19
Cash Cost Net of By-products	US$/t	1,766	1,962	2,513	(10.0)%	(29.7)%
AISC	US$/t	1,913	2,301	2,654	(16.9)%	(27.9)%
Cash Cost Net of By-products	US$/lb	0.80	0.89	1.14	(10.0)%	(29.7)%
AISC	US$/lb	0.87	1.04	1.20	(16.9)%	(27.9)%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in Cajamarquilla smelter of US$2.0 million (or US$0.01/lb)

Cash cost net of by products decreased by 30% to US$0.80/lb (or US$1,766/t) in 1Q20 from US$1.14/lb (or US$2,513/t) in 1Q19. Market-related factors, such as lower LME prices and higher TCs had a positive impact on our costs of US$0.25/lb and US$0.04/lb, respectively. Lower operating costs, positively affected by the new energy contracts and higher global recovery and silicate mix in Três Marias, had a positive impact of US$0.05/lb. These gains were partially offset by lower by-products credits of US$0.02/lb.

22

Earnings Release – 1Q20

Compared to 4Q19, cash cost decreased by 10%, positively affected by lower LME prices.

AISC net of by-products also decreased in 1Q20 to US$0.87/lb from US$1.20/lb mainly due to the aforementioned reasons. Corporate G&A in the smelting segment remained relatively stable.

For a reconciliation of cash cost and AISC, please refer to the appendix section “All-in Sustaining Cost – Smelting”.

23

Earnings Release – 1Q20

Liquidity and Indebtedness

On March 31, 2020, Nexa’s consolidated gross debt amounted to US$1,580 million, 5% higher compared to the balance at December 31, 2019, due to the measures to increase liquidity taken in March.

At the end of the period, 79.1% (or US$1,250 million) of the gross debt was denominated in U.S. dollars and 20.9% (or US$330 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$675 million at March 31, 2020, 11% lower compared to December 31, 2019 mainly due to continued investment over the past quarter in excess of operating cash flows and dividends payment of US$50 million.

Total cash was sufficient to cover the payment of all obligations maturing over the next 4 years. The average maturity of the total debt was 4.8 years at an average interest rate of 3.4% per year.

On March 31, 2020 Nexa’s net debt8 was US$941 million compared with US$788 million at the end of 4Q19.

Prior to COVID-19 escalation, following our liability management strategy, in February Nexa Peru, a subsidiary of Nexa, announced and completed a tender offer to purchase for cash any and all of its outstanding 4.625% Notes 2023 in the amount of US$335 million. Nexa Peru repurchased the Notes 2023 of holders thereof in the aggregate principal amount of US$215 million that tendered. Nexa Peru also entered into a new term loan of US$100 million with a 5-year term at a lower cost (2.45% a.a.).

In light of the challenging scenario, we proactively managed our liquidity position by adding US$594 million to our cash balance through the assumption of approximately US$250 million of additional debt in March and US$44 million in April, both through export credit notes, and also fully drawing down the revolving credit facility of US$300 million in April, resulting in our current debt balance being approximately US$2 billion.

The revolving credit facility matures in October 2024 and is subject to an interest rate of three-month LIBOR plus 1.00% per annum. The disbursement decision of the revolving credit facility is consistent with our strategy of further strengthening our liquidity in this period of crisis due to the COVID-19 outbreak, as we continue to monitor its potential impact on the global economy, demand for our products and metal prices. Accordingly, our current available liquidity is approximately US$1,019 million.

The following charts show Nexa’s gross debt by category and currency, considering the debt assumption in April.

8Gross debt (US$1,580 million) minus cash and cash equivalents (US$452 million), minus financial investments (US$223 million), plus derivatives (US$8 million), plus Lease Liabilities (US$27 million).

24

Earnings Release – 1Q20

Only 1.8% (US$35 million) of the total debt (proforma) matures in 2020, 32.4% (US$623 million) matures between 2021 and 2023, while 65.8% (US$1,267 million) of total debt matures after 2024.

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 3.30x at March 31, 2020, compared to a ratio of 2.26x at December 31, 2019, explained by the lower Adjusted EBITDA and the increase in net debt.

US$ million	Mar 31, 2020	Dec 31, 2019
Net Debt	940.7	787.8
LTM Adj. EBITDA	284.9	349.0
Net Debt/Adj.EBITDA	3.30x	2.26x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to contribute to the deleveraging process of the Company.

Credit Rating

Nexa’s credit is rated by the three major rating agencies:

▪	On April 06, 2020, S&P Global rating affirmed “BB+” rating on Nexa and changed the outlook from “positive” to “stable”, following its revision on Brazil’s outlook, also from “positive” to “stable”, which reflects diminishing prospects for an upgrade over the coming year due to the negative impact of the COVID-19 pandemic on the economy.

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Earnings Release – 1Q20

▪	On April 13, 2020, Moodys also affirmed Nexa “Ba2” rating and changed the outlook from “stable” to “negative”. The “negative” outlook reflects the Company's exposure to the credit shock caused by the COVID-19 outbreak, but at the same time the affirmation of the Ba2 rating acknowledges Nexa's strong liquidity profile, which increases the Company’s resilience to withstand the challenging operating environment.

▪	The last time Fitch announced its rating for Nexa was in November 2019, when they affirmed “BBB-“ (investment grade), with a “positive” outlook.

Guarantees and covenants

Nexa has loans and financing that are subject to certain financial covenants at the consolidated level, such as (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. As of March 31, 2020, the Company was in compliance with all applicable covenants.

Financial covenants are measured semiannually, as required by the debt contracts. Based on projections as of March 31, 2020, which have been impacted by COVID-19, it is probable that the Company will not be in compliance with the level of leverage ratio required by such covenant clauses at the next measurement date. Nexa has initiated discussions with the counterparts of the relevant debt arrangements in order to either obtain waivers of potential covenants breach or renegotiate such covenants. In the event the Company cannot successfully obtain waivers or renegotiate its debt contracts, the anticipated repayment of outstanding debt subject to the covenant clauses can be demanded by the counterparties and if not paid can cross accelerate others debt contracts, which might significantly affect the Company’s liquidity.

Cash Flows

US$ million	1Q20
Net cash flows provided by (used in):
Operating activities	(66.1)
Investing activities	(250.4)
Financing activities	76.0
Increase (decrease) in cash and cash eq.	(246.4)
Cash and cash eq. at the beginning of the period	698.6
Cash and cash eq. at the end of the period(1)	452.2

In 1Q20, the net cash used in operating activities was US$66 million. Working capital changes had a negative impact of US$68 million primarily due to a decrease in average supplier payment terms with a negative impact of US$128 million; partially offset by a reduction in receivables and inventory with a positive contribution of US$50 million and US$55 million, respectively.

We used US$250 million of net cash flows in investing activities in 1Q20, including US$85 million in CAPEX and an increase in our financial investments below 90 days by US$165 million as we increased our short-term liquidity with the new funds raised in March.

Cash flow from financing activities in the quarter was positive at U$76 million, mainly explained by the increase in loans and financing by US$344 million, which was partially offset by US$216 million debt repayment (Notes 2023 repurchase including transaction costs) and US$50 million in dividends distributed.

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Earnings Release – 1Q20

As a result, we had a cash decrease of U$246 million, resulting in a final cash balance of US$452 million at the end of 1Q20. As a result of the additional debt incurred in April, cash position increased to US$796 million and currently liquidity is US$1,019 million (includes short-term financial investments).

Investments

CAPEX

Nexa made investments of US$80 million in 1Q20. Of this amount, 51% was allocated to expansion projects driven by Aripuanã’s project development (US$29 million) and Vazante’s mine deepening (US$4 million).

Non-expansion projects accounted for 49% of the total CAPEX in 1Q20. The main investments were related to sustaining CAPEX.

In response to COVID-19 escalation by mid-March, Nexa has reduced its investments for 2020 with updated CAPEX estimated at US$300 million. Refer to our “Nexa | Guidance 2020” section for further details.

CAPEX (US$ million)	1Q20	2020 estimated
Expansion projects	41	223
Aripuanã	29	202
Others(1)	12	21
Non-Expansion	39	77
Sustaining	22	50
HSE(2)	11	16
Others(3)	7	12
TOTAL	80	300

(1) Including US$13 million related to Vazante mine deepening brownfield project.

(2) Investments in tailings dams are included in HSE expenses.

(3) Modernization, IT and others

Mineral exploration and project development9

(US$ million)	1Q20	2020 estimated
Exploration	9.7	41
Mineral exploration	6.8	26
Sustaining and mineral rights	2.9	14

Project development	3.5	17
Total	13	58

In 1Q20, mineral exploration expenses were US$9.7 million, mainly related to greenfield (21% of total) and brownfield (50% of total) exploration.

9 Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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Earnings Release – 1Q20

Project development investment amounted to US$3.5 million in 1Q20, including approximately US$1.4 million directed towards greenfield projects in FEL1 and FEL2 stages and US$0.9 million to brownfield projects in the same stages.

In response to COVID-19, we have revised our short-term capital allocation and greenfield project development and greenfield exploration activities have been suspended.

As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing in our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns. Refer to our “Nexa | Guidance 2020” section for further details.

1Q20 Mineral Exploration Highlights

Cerro Lindo

The exploration program in Cerro Lindo in 1Q20 focused on the extensions of known ore bodies and exploratory drilling to find new mineralized zones, primarily to the north and southeast of Cerro Lindo. A total of 8,074 meters of infill drilling and 8,299 meters of mineral exploration drilling were executed.

In 1Q20, brownfield drilling was focused at the north, northwestern and southeastern near mine extensions. The continuity of orebody 5 was confirmed at the upper level between levels 1750 and 1950, in the form of mineralized structures of 15 meters thick in average. In orebody 8A, the mineralization occurs between levels 1650 and 1900, showing continuity to the southest and northeast side of the mine.

Exploration activities have been suspended, subject to COVID-19 extent. We estimate to restart drillings in 3Q20. We plan to confirm the continuity of mineralization to the northeast of overbody 5 between levels 1750 and 1950, extension southeast of orebody 8A and northeast of orebody 13. The table below list the main intersections obtained in 1Q20.

CERRO LINDO 1Q20 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PECLD04730	OB 5BS	129.6	165.2	35.6	2.65	0.39	0.00	12.74	3.12
PECLD04750	OB 5BS	131.4	148.4	17.1	2.41	0.38	0.04	26.51	3.19
PECLD04750	OB 5BS	220.0	240.8	20.8	1.50	0.18	0.07	15.23	2.04
PECLD04773	OB 5BS	172.4	184.5	12.1	2.57	0.42	0.01	13.74	3.09
PECLD04773	OB 5BS	206.6	218.7	12.1	1.10	0.56	0.04	32.41	2.07
PECLD04797	OB 5BS	145.7	168.0	22.3	1.63	0.21	0.91	127.75	6.09
PECLD04826	OB 5BS	284.5	293.3	8.9	1.07	0.30	0.60	91.57	4.23
PECLD04734	OB14 (8A)	384.6	398.4	13.8	2.13	0.96	0.03	6.74	2.93
PECLD04734	OB14 (8A)	421.2	438.8	17.6	1.77	0.44	0.03	3.06	2.17
PECLD04766	OB14 (8A)	544.7	557.6	12.9	2.89	0.31	0.07	6.76	3.37
PECLD04791	OB14 (8A)	346.8	369.1	22.3	1.04	0.08	1.09	52.20	4.61
PECLD04833	OB14 (8A)	418.4	434.0	15.6	0.57	0.19	0.03	121.92	2.77

El Porvenir

The exploration works in El Porvenir focused on extending the existing mineralized bodies along strike and at depth and exploratory drilling on Sara mineralized zone focused on delineating a bulk mineralization close to surface and to the existing processing plant. In 1Q20, 5,300 meters of infill drilling and 5,721 meters of mineral exploration drilling were executed.

In 1Q20, the exploration activities continued to target satellite expansions in Sara and Don Lucho extensions. The geometry and volume of Sara were defined, leaving the mineralization open to the north and south. For Don Lucho, the geometry of the mineralized body was defined and the exploration completed. The drilling program was developed along the Sara north and south extensions.

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Earnings Release – 1Q20

Exploration activities have been suspended, subject to COVID-19 extent. We estimate to restart drillings in 3Q20. We plan to continue drilling to the north of Sara to define the side potential and evaluate drilling in the southern zone. The table below list the main intersections obtained in 1Q20.

EL PORVENIR 1Q20 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PEEPD01634	SARA	246.2	255.5	9.3	5.25	1.22	0.03	135.51	8.21
PEEPD01634	SARA	256.3	260.1	3.8	2.47	2.06	0.04	160.43	6.42
PEEPD01635	SARA	152.6	156.1	3.5	1.50	1.00	0.00	43.13	2.88
PEEPD01635	SARA	228.7	232.8	4.1	0.34	0.46	0.12	644.93	10.61
PEEPD01635	SARA	250.2	253.5	3.3	2.68	0.49	0.10	351.33	8.46
PEEPD01637	SARA	196.6	200.0	3.4	0.91	1.56	0.22	218.85	5.47
PEEPD01640	SARA	60.5	64.8	4.3	0.62	1.89	0.03	118.45	3.80
PEEPD01645	SARA	301.3	312.2	10.9	2.49	4.15	0.10	383.90	11.38
PEEPD01652	SARA	306.0	310.0	4.1	2.49	1.37	0.02	65.27	4.47
PEEPD01652	SARA	326.8	330.0	3.2	0.98	5.71	0.01	99.49	6.58
PEEPD01652	SARA	332.3	335.2	2.9	0.47	3.71	0.03	181.42	5.91
PEEPD01665	SARA	126.0	136.9	10.9	1.79	1.23	0.03	133.90	4.73
PEEPD01665	SARA	139.9	144.8	4.9	0.76	1.63	0.02	142.52	4.12
PEEPD01665	SARA	145.9	151.7	5.8	2.30	1.10	0.01	66.35	4.11
PEEPD01665	SARA	220.4	221.7	1.3	3.83	0.76	0.04	32.70	4.89
PEEPD01666	SARA	142.7	146.6	3.9	0.64	0.95	0.04	119.43	3.17
PEEPD01666	SARA	152.5	159.3	6.8	1.32	1.63	0.01	89.57	3.86
PEEPD01619	DON LUCHO	110.6	114.5	3.9	1.97	0.07	0.37	40.68	2.80
PEEPD01619	DON LUCHO	115.7	125.1	9.4	3.35	1.52	0.73	147.74	7.02
PEEPD01619	DON LUCHO	126.2	131.9	5.7	3.37	0.09	0.58	110.50	5.38
PEEPD01620	DON LUCHO	29.2	36.7	7.5	3.00	0.01	0.15	7.87	3.19
PEEPD01620	DON LUCHO	50.6	60.5	10.0	8.70	2.15	0.29	128.87	12.34
PEEPD01622	DON LUCHO	225.2	228.5	3.3	3.16	0.01	0.18	32.28	3.74
PEEPD01622	DON LUCHO	261.0	272.0	11.0	5.53	2.06	0.17	132.77	9.11

Atacocha

The exploration objectives in Atacocha were drilling for lateral and depth extension of the known mineralized bodies and two deep scout drill holes crossing the entire sedimentary package between Atacocha Mine up to the intrusive bodies in El Porvenir and another one (still ongoing) crossing Santa Barbara intrusive to explore for mineralized skarns on the eastern rim of it and possible porphyry mineralization within the intrusive (Cu, Au and Mo). In 1Q20, the infill program continued targeting scout drilling East of Santa Barbara porphyry, V27 east extension, San Gerardo and Anita.

7,873 meters of infill drilling and 3,351 meters of mineral exploration drilling were executed during the quarter. Drilling was completed at San Gerardo and Anita underground; mineralized bodies were defined below level 3300 and delivered to the mine geology and resource team. For V27, the program between 3300 and 3420 level was continued, the main structures were founded at extension at southeast of V27 mainly.

Skarn mineralization was confirmed between 987.8 and 1015.5 meters. Between 1019.9 meters and 1021.1 meters a polymetallic vein is reported, which can be considered as a distal skarn location, with values of 4.61% zinc and 0.81% copper. The Skarn presents copper and gold values of up to 2% copper and 0.46 g / t gold, with a thickness of 1.2 meter (from 1002.10 to 1003.30 meters) and other intersections of 1.16% and 1.35% copper.

Exploration activities have been suspended, subject to COVID-19 extent. We estimate to restart drillings in 3Q20. We plan to continue drilling for lateral and depth extension of the known bodies and exploratory drilling to find new mineralized zones with high exploratory potential. The table below list the main intersections obtained in 1Q20.

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Earnings Release – 1Q20

ATACOCHA 1Q20 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PEATD01296	Scout East	390.8	394.0	3.2	1.43	0.89	0.02	64.70	3.58
PEATD01296	Scout East	668.5	670.5	2.0	0.95	1.00	0.12	287.60	7.99
PEATD01307	V27 East	105.7	110.5	4.8	2.25	1.53	0.53	131.56	6.48
PEATD01313	V27 East	60.9	66.0	5.1	1.16	1.46	0.03	51.81	3.52
PEATD01313	V27 East	234.7	236.9	2.2	2.47	5.04	0.15	183.82	10.75
PEATD01313	V27 East	326.5	328.6	2.1	0.06	0.54	2.25	204.38	5.35
PEATD01323	V27 East	80.8	82.9	2.1	5.41	6.03	0.13	339.90	17.88
PEATD01323	V27 East	84.8	89.7	4.9	16.20	3.45	0.57	396.71	27.75
PEATD01323	V27 East	142.0	145.1	3.1	11.37	13.31	0.42	314.95	29.58
PEATD01333	V27 East	171.4	174.1	2.7	7.01	0.36	0.31	125.55	10.06
PEATD01333	V27 East	176.1	179.6	3.5	1.72	2.00	0.63	426.74	12.69
PEATD01333	V27 East	300.7	303.7	3.0	4.27	0.15	0.44	129.35	7.25
PEATD01342	V27 East	167.4	170.8	3.5	3.62	1.91	0.25	222.09	10.07
PEATD01300	ANITA	18.4	21.6	3.2	20.40	0.06	0.70	71.02	22.11
PEATD01300	ANITA	55.1	57.9	2.8	8.98	0.69	0.31	24.20	10.15
PEATD01300	ANITA	60.3	62.5	2.2	5.64	0.03	0.32	18.29	6.12

Vazante

The brownfield exploration in Vazante is targeting the expansion of existing mineralized zones and exploration of new areas to define new mineralized zones near the mine. In 1Q20, 1,165 meters of infill drilling and 122 meters of mineral exploration drilling were executed.

In 1Q20, we continued our underground exploration drilling campaign in the north portion of the mine, known as Extremo Norte, and started exploratory drilling in the Sungen target. The Vazante drilling program is ongoing with 3 drillholes. One infill drillhole has already confirmed the extent of zinc mineralization and the exploratory drillhole has started to intercept carbonate zone with the presence of zinc in the system.

Subject to COVID-19 development, we intend to continue extending the ore bodies at the Extremo Target of the Vazante Mine and drill testing the new target with potential for Sulphide zinc.

Morro Agudo

The exploration program at the Morro Agudo complex was entirely focused on the Bonsucesso mineralized body, with extensive diamond drilling on the new parallel mineralized body discovered in the north portion of this deposit. This exploration drilling is extending this new mineralized body to the south with the potential to increase inferred resources.

In 1Q20, 3,096 meters of infill drilling on Bonsucesso, and 1,272 meters of mineral exploration drilling were executed.

Growth drilling, targeting north portion, has confirmed zinc and lead mineralization along strike and open for expansion. Last high grade and thick intercept reveal continuity of the structure and potential for expansion southwards and its likely connection with new zinc and lead mineralization at the central sector of the deposit discovered last year. Key intercept includes 3.28% zinc over 9.00 meters, including 5.21 % zinc and 0.53% lead over 5.00 meter. These new mineralization zones are located to the west of the main ore zone and hosted in the hangingwall.

Subject to COVID-19 development, we intend to continue infill drilling at north extension. The first assay results will be informed in the following report (2Q20). Exploratory drilling will continue to focus in the north and central portions of the deposit.

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Earnings Release – 1Q20

The table below list the main intersections obtained in 1Q20.

MORRO AGUDO 1Q20 - MAIN INTERSECTIONS
Hole	Orebody	From	To	Length	Zn %	Pb %	ZnEq%
BRMMAD987235	BSC	105.4	126.5	21.1	9.10	0.70	27.32
BRMMAD987236	BSC	258.5	267.6	9.1	7.58	1.13	14.28
BRMMAD987237	BSC	354.8	365.7	10.9	7.65	0.32	16.13
BRMMAD987238	BSC	183.5	195.5	12.0	10.89	0.51	19.45

Aripuanã

Brownfield drilling at the Aripuanã project focused on mineral resource expansion at the Babaçu and Massaranduba targets (adjacent/satellite mineralized bodies that can be integrated in the future in the processing plant under construction at present). In 1Q20, 1,475 meters of diamond drilling were executed.

At Babaçu the continuity towards west was confirmed through a drillhole, giving growth opportunity to the orebody, along strike, following the known fold axis orientation. A hole parcial assay result confirms a shallow mineralization that belongs to Ambrex body through a intercept of 4.56% zinc and 1.02% lead over 25.58 meters and confirms the Babaçu geometry through a intercept of 4.25% zinc and 3.16% lead over 7.21 meters.

Drilling is currently on hold in response to capital allocation due to COVID-19.

The table below list the main intersections obtained in 1Q20.

ARIPUANÃ 1Q20 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Au g/t	Ag g/t	ZnEq%
BRAPD000071	BABAÇU	122.7	148.4	25.7	4.65	1.02	0.06	0.08	34.51	6.26
Including	BABAÇU	122.7	128.3	5.5	12.76	4.27	0.12	0.25	124.57	18.78
BRAPD000071	BABAÇU	527	534.2	7.2	4.25	3.16	0.04	0.07	111.66	8.82

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Earnings Release – 1Q20

Projects pipeline

In addition to Aripuanã, Nexa maintains a pipeline of potential growth projects in different stages of maturity, summarized below.

In light of the COVID-19 outbreak, we have reassessed our capital allocation. In addition to an overall estimated spending reduction, social restrictions could end up slowing down our exploration and project targets for 2020.

On March 5, 2020 we filed our PEA for Hilarión with promising results. We intend to continue advancing with our 2020 exploration campaign in 2H20, depending upon market recovery and cash generation during the period.

Magistral engineering studies advanced in 1Q20 but future progress may be delayed due to COVID-19 related measures. The pre-feasibility study at Shalipayco and Pukaqaqa were both placed on hold.

	Projects	Description	Comments
Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢ Potential underground polymetallic project containing zinc, lead and silver deposits

➢ Located in the Central Andes of Peru

➢ Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo)

➢ In PFS stage and placed on hold due to capital allocation strategy in response to COVID-19

	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru	➢ Feasibility study (FEL3) in progress and it is estimated to be concluded in 2020. COVID-19 related measures may delay the conclusion of FEL3.

GREENFIELDS UNDER ANALYSIS	Pukaqaqa (100% Nexa Peru*)

➢ Potential open pit copper project (with gold credits) located in Peru

➢ Indications of an undiscovered porphyry copper system below the currently explored mineralization, which will be explored in the following phases

➢ PFS stage put on hold ➢ Metallurgical test progressed as expected in early 2020. We estimate its conclusion will be delayed due to COVID-19 related measures

Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢ Potential underground project containing high grade zinc and lead sulfide

➢ Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru

➢ In exploration stage ➢ 2020 drilling campaign placed on hold

Hilarión (100% Nexa Peru*)

➢ Exploration project located south of the Antamina mine in Ancash, Peru

➢ Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢ Potential underground mine that could either use its own processing plant or one of the several existing plants in the area

➢ In exploration stage ➢ PEA filed in March 2020 ➢ FEL1 is temporarily suspended and may be resumed subject to COVID-19 extent

	Caçapava do Sul (56% Nexa Brazil; 44% IAMGOLD)	➢ A polymetallic project with potential for open pit and underground mines, located in Brazil	➢ On hold

*Nexa Resources owns 80.16% interest in Nexa Peru.

32

Earnings Release – 1Q20

Others

Impairment

In 1Q20, Nexa recorded a non-cash, pre-tax impairment loss on long-lived assets in the total amount of US$485 million, comprised of an impairment loss of US$179 million in our Cerro Pasco cash generating unit (CGU), an impairment loss of US$267 million in goodwill in Mining Peru (Mining Peru is the lowest level within Nexa at which the goodwill generated in the acquisition of NEXA PERU is monitored), and an impairment loss in the amount of US$38 million in our Jarosite conversion project. These impairment losses arose mainly as a result of decrease in short- and mid-term commodities prices, suspension of production and increase in operating costs.

At each quarter we perform an assessment of impairment indicators for each of our CGU. Our assessment performed for 1Q20 identified impairment indicators related to the persisting market capitalization value below the Nexa’s book value, the decline in zinc prices and suspension of certain operations and projects.

The recoverable amount of each CGU was determined based on fair value less cost to dispose (FVLCD) method. The process of estimating the recoverable amount for our impairment test involves the use of assumptions, projections for future cash flows and judgment. These calculations use cash flow projections, based on approved financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful life of mine or indefinitely for the smelters. The smelters’ cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flow used for our impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, including future metal prices estimated by Nexa and macroeconomic conditions, which are particularly volatile and partially or totally outside our control. Short-term prices used by Nexa for 2020 and 2021 reflect the current decline resulting from the effects on demand and supply disruptions, while long term prices have not been changed due to management’s current view that zinc market fundamentals remain strong. In the current environment, such assumptions are subject to heightened uncertainty and variability which could significantly impact the valuation of our non-financial assets in the future

For further information, please refer to notes 25 - Impairment Loss – in Nexa’s condensed consolidated interim financial statements at and for the three month periods ended March 31, 2020.

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Earnings Release – 1Q20

Market Scenario

1Q20

LME Prices	1Q20	4Q19	1Q19	1Q20 vs. 4Q19	1Q20 vs. 1Q19
US$/t
Zinc	2,128	2,388	2,702	(10.9)%	(21.2)%
Copper	5,637	5,881	6,215	(4.2)%	(9.3)%
Lead	1,847	2,045	2,036	(9.7)%	(9.3)%
Silver	16.90	17.32	15.57	(2.4)%	8.6%
Gold	1,583	1,481	1,304	6.9%	21.4%

Source: Bloomberg

Zinc

In 1Q20, the LME zinc price averaged US$2,128/t (or US$0.97/lb), down 21.2% and 10.9% from 1Q19 and 4Q19, respectively. Zinc prices were primarily affected by the escalation of COVID-19 outbreak and the uncertainties related to its impact on global economic growth and future demand. Governement restrictions to control the spread of the virus also add risks to commodities supply.

Refined zinc stocks changed the downward trend and LME refined metal stocks increased from 51.2kt (4Q19) to 73.1kt (1Q20), as a result of a demand contraction; but they are still at very low levels.

Zinc benchmark TCs were negotiated at a 12-year high of US$300/t, following the imported TCs in China, which were negotiated above US$300/t prior to COVID-19 escalation.

In light of COVID-19, imported TCs decrease in March to US$265/t. Chinese domestic TCs also decreased to US$248/t from US$277/t in December, 2019.

Copper

The average copper LME price in 1Q20 was US$5,638/t (US$ 2.56/lb), down 9.3% from 1Q19 and 4.2% when compared to 4Q19. Prices, which were already depressed by the prolonged trade war between the U.S. and China and the uncertainty of its impact on global growth, were also driven lower by the COVID-19 development.

China is the world’s largest copper consumer, and demand by Chinese copper processors was negatively affected by the COVID-19 outbreak. In addition, Chinese smelters faced challenges in selling sulfuric acid, a by-product of the smelting process, and producers with limited acid storage capacitu also needed to reduce operating rates. The combination of these factors led to an average increase in spot TCs from US$59/t in January to US$71/t in March. However, as the virus reached other copper producing regions of the world, such as Chile and Peru, TCs started to retreat again in mid-March , pressuring smelters’ margins.

Foreign Exchange

	1Q20	4Q19	1Q19	1Q20 vs. 4Q19	1Q20 vs. 1Q19
BRL/USD (Average)	4.466	4.116	3.768	8.5%	18.5%
BRL/USD (End of period)	5.199	4.031	3.897	29.0%	33.4%
PEN/USD (Average)	3.404	3.362	3.324	1.2%	2.4%
PEN/USD (End of period)	3.436	3.312	3.319	3.7%	3.5%

34

Earnings Release – 1Q20

As a result of the COVID-19 pandemic, in 1Q20 the U.S. dollar continued to strenghten against most global currencies, especially in emerging markets that experienced significant capital outflows. Demand for the U.S. dollar was boosted by fears of a global economic recession, despite measures announced by several central banks in an attempt to mitigate market stress.

The average exchange rate for the Brazilian real was R$4.466/US$ versus R$4.116/US$ in 4Q19. At the end of the period, the exchange rate was R$5.199/US$, up 29%.

The average exchange rate for Peruvian soles in 1Q20 was PS3.404/US$, up 1.2% and 2.4% from 4Q19 and 1Q19, respectively.

Market | 2020 Outlook

The COVID-19 pandemic, which was originated in China in late 2019, has dramatically changed the outlook for the global economy in 2020, potentially indicating the worst recession since 1929. Restrictions measures in numerous jurisdictions have been extended, at times indefinitely, and could add more uncertainty to an already unclear scenario. Political, social, and macroeconomic policy measures to contain the spread of the virus and mitigate the impacts of a severe economic downturn have created turmoil in capital markets and in global commodity prices. The pandemic situation seems to be the main driver for the impact on zinc and copper markets in 2020 and this unprecedented scenario should continue to bring high volatility to prices in the short term.

According to the IMP estimates, we could see a rebound in 2021, with global growth up 5.8%.

For zinc, both demand and supply are being impacted. Mine suspension announcements are frequent, with most of these mines reporting no definite return to operations date. The smelters are operating with reduced capacity. Currently, capacity reduction for zinc is estimated between 400-530kt in 2020 (source: CRU and Wood Mackenzie), around 3-4% of world’s zinc capacity. Low LME prices and higher TCs are expected to be very challenging for mines resulting in additional supply cuts.

According to Wood Mackenzie, even with the slowdown in smelter production, the decrease in demand could generate a surplus in refined zinc. Looking to the long-term, the pick-up in infrastructure projects supported by the Chinese authorities to boost domestic consumption could help improve zinc demand later this year with continued recovery through 2021.

On the copper side, market fundamentals have also deteriorated. Despite the fact that several goverments are creating stimulus packages to address the economic impact and the contraction in consumption, the scenario remains extremely challenging. Semi-manufactured and auto-makers across the world have temporarily shutdown capacity. As a consequence, copper consumption is expected to fall in the first half of the year compared to the same period a year ago, and the recovery in 2H20 still remains uncertain. On the other hand, copper supply has also been reduced in response to COVID-19, which helps to balance the market.

35

Earnings Release – 1Q20

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (ERM) Policy, that describes Nexa’s Risk Management Model, and its activities are an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. We seek to identify material risks , which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;

•	the changes in the expected level of supply and demand for commodities;

•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;

•	changes in global market conditions;

•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;

•	severe natural disasters, such as storms and earthquakes, disrupting our operations;

•	operational risks, such as operator errors, mechanical failures and other accidents;

•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

•	the implementation of our growth strategy and risks associated with related capital expenditures;

•	failure to obtain financial assurance to meet closure and remediation obligations;

•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;

•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;

•	labor disputes or disagreements with local communities;

•	loss of reputation due to unanticipated operational failures or significant occupational incidents;

•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;

•	currency exchange rate and interest rate fluctuations; and

•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

36

Earnings Release – 1Q20

Legal Proceedings

Due to the ongoing uncertainty surrounding the COVID-19, and the extent and duration of the impacts on our business, Nexa is renegotiating the terms and conditions of certain agreements, including certain financial covenants. We cannot predict with certainty the impacts on possible future claims arisen by decisions made by Nexa in the COVID-19 context, but its is possible to envisage an increase of labor and civil claims brought by employees, unions, contractors, suppliers or clients depending on how these impacts affect our contractual relations.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

37

Earnings Release – 1Q20

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves and resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

38

Earnings Release – 1Q20

UPCOMING EVENT

Earnings Conference Call

Date: Tuesday, May 12, 2020 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800-8910015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

Renata Coutinho: renata.coutinho@nexaresources.com

Tamires Pereira: tamires.pereira@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

39

Earnings Release – 1Q20

Appendix

Income Statement	41
Balance sheet | Assets	42
Balance sheet | Liabilities	43
Cash Flows	44
Capex	45
Segments Information	46
Mining Information | Consolidated	47
Mining Information | by Asset	48
Smelting Information | Consolidated and by Asset	51
All in Sustaining Cash Cost | Mining	52
All in Sustaining Cash Cost | Smelting	54

40

Earnings Release – 1Q20

Income Statement

US$ million	1Q19	2Q19	3Q19	4Q19	1Q20
Net Revenue	569.8	613.3	563.4	585.8	442.0
Cost of sales	(487.3)	(478.7)	(503.5)	(475.2)	(390.6)
SG&A	(41.1)	(42.1)	(57.2)	(76.2)	(41.6)
Mineral exploration and project development	(20.3)	(28.1)	(32.0)	(32.6)	(14.5)
Impairment loss	-	-	(142.1)	-	(484.6)
Other operating results	5.6	(19.3)	(6.5)	(6.9)	(19.1)
Net financial result	(25.9)	(15.3)	(57.1)	(6.5)	(165.3)
Financial income	5.4	9.8	6.6	15.9	25.1
Financial expenses	(28.9)	(33.2)	(30.8)	(36.7)	(71.8)
Foreign exchange gains (loss), net	(2.3)	8.1	(32.9)	14.3	(118.7)
Depreciation, amortization and depletion	73.8	73.3	93.5	70.0	68.9
Adjusted EBITDA	107.9	118.5	57.8	64.9	43.7
Adj. EBITDA margin	18.9%	19.3%	10.3%	11.1%	9.9%
Net income (loss)	(8.3)	23.3	(171.3)	(2.7)	(612.1)
Attributable to Nexa's shareholders	(14.0)	20.4	(150.2)	(2.8)	(521.9)
Attributable to non-controlling interests	5.7	2.9	(21.0)	0.0	(90.1)
Weighted average number of outstanding shares - in thousand	133,293	132,628	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(0.11)	0.15	(1.13)	(0.02)	(3.94)

(1)Shares in treasury are not included in this amount.

41

Earnings Release – 1Q20

Balance Sheet – Assets

Nexa - US$ thousand	Mar 31, 2020	Dec 31, 2019
Current assets
Cash and cash equivalents	452,183	698,618
Financial investments	222,889	58,423
Derivative financial instruments	16,742	4,835
Trade accounts receivable	119,557	177,231
Inventory	227,689	295,258
Other assets	121,317	140,984
	1,160,377	1,375,349

Non-current assets
Financial investments	-	352
Derivative financial instruments	53,196	14,689
Deferred income taxes	268,319	262,941
Other assets	114,124	145,471
Property, plant and equipment	1,808,576	2,122,690
Intangible assets	1,135,746	1,538,526
Right-of-use assets	21,682	29,547
	3,401,643	4,114,216
Total assets	4,562,020	5,489,565

42

Earnings Release – 1Q20

Balance Sheet – Liabilities

Nexa - US$ thousand	Mar 31, 2020	Dec 31, 2019
Current liabilities
Loans and financing	181,116	33,149
Lease liabilities	14,207	16,474
Derivative financial instruments	34,295	8,276
Trade payables	251,236	414,080
Confirming payable	66,569	82,770
Dividends payable	6,662	6,662
Enviromental obligations	16,269	19,001
Contractual liabilities	24,467	26,351
Other liabilities	79,763	92,227
	674,584	698,990

Non-current liabilities
Loans and financing	1,399,234	1,475,408
Lease liabilities	12,885	17,910
Derivative financial instruments	43,992	13,542
Asset retirement and enviromental obligations	249,579	274,826
Provisions	28,917	26,071
Deferred taxes	244,556	273,278
Contractual liabilities	147,654	154,171
Other liabilities	28,600	35,308
	2,155,417	2,270,514
Total liabilities	2,830,001	2,969,504

Shareholders' equity
Total equity attributable to Nexa's shareholders	1,464,238	2,147,452
Non-controlling interests	267,781	372,609
	1,732,019	2,520,061
Total liabilities and shareholders' equity	4,562,020	5,489,565

43

Earnings Release – 1Q20

Cash Flows

Nexa - US$ thousand	1Q20	1Q19
Cash flows from operating activities
Income (loss) before income tax	(673,825)	859

Adjustments to reconcile income (loss) before income tax to cash

Impairment loss	484,594	-
Depreciation and amortization	67,597	81,109
Interest and foreign exchange loss	136,752	30,181
Loss (gain) on sale of property, plant and equipment and intangible assets	(170)	386
Changes in provisions	18,114	(2,386)
Changes in operating assets and liabilities	(67,949)	(111,808)
Interest paid on loans and financings	(10,247)	(10,202)
Changes in fair value of loans and financing	9,543	-
Interest paid on lease liabilities	(487)	(148)
Premium paid on bonds repurchase	(14,481)	-
Income taxes paid	(15,561)	(25,759)
Net cash used in operating activities	(66,120)	(37,768)

Cash flows from investing activities
Acquisitions of property, plant and equipment	(85,309)	(67,162)
Net (purchases) sales of financial investments	(165,097)	46,991
Proceeds from the sale of property, plant and equipment	4	115
Net cash used in investing activities	(250,402)	(20,056)

Cash flows from financing activities
New loans and financing	344,207	-
Payments of loans and financing(1)	(215,624)	(1,715)
Payments of lease liabilities	(2,586)	(3,809)
Dividends paid	(50,000)	(102,298)
Repurchase of the Company's own shares	-	(3,756)
Net cash provided by (used in) financing activities	75,997	(111,578)

Foreign exchange rates effect on cash and cash equivalents	(5,910)	342
Decrease in cash and cash equivalents	(246,435)	(169,060)
Cash and cash equivalents at the beginning of the period	698,618	1,032,938
Cash and cash equivalents at the end of the period	452,183	863,878

(1) Includes transaction costs

44

Earnings Release – 1Q20

Capex

US$ million	1Q20	4Q19	3Q19	2Q19	1Q19	2020	2019
Mining	30.8	58.7	36.4	48.1	37.9	30.8	181.1
Cerro Lindo	8.9	14.6	12.2	14.0	9.7	8.9	50.5
El Porvenir	5.0	12.8	2.4	9.1	8.6	5.0	32.9
Atacocha	4.8	6.0	1.9	1.4	2.5	4.8	11.8
Vazante	8.5	18.3	15.3	20.6	15.7	8.5	70.0
Morro Agudo	3.5	6.9	4.5	3.1	1.5	3.5	15.9
Smelting	13.1	34.3	20.7	20.9	9.8	13.1	85.6
CJM	6.1	16.7	8.7	11.6	3.0	6.1	40.0
Três Marias	4.3	10.6	7.2	5.3	3.8	4.3	26.9
Juiz de Fora	2.7	7.0	4.8	4.0	2.9	2.7	18.7
Other	36.3	53.7	46.9	25.6	17.3	36.3	143.5

Total	80.1	146.7	104.0	94.6	65.0	80.1	410.3

Expansion	41.1	66.6	57.8	40.1	24.0	41.1	188.4
Non-Expansion	39.0	80.1	46.2	54.6	41.0	39.0	221.9

US$ million	1Q20	4Q19	3Q19	2Q19	1Q19	2020	2019
Modernization	3.2	7.7	3.9	4.0	2.9	3.2	18.4
Sustaining	21.9	52.0	29.2	34.0	22.4	21.9	137.7
HSE	10.5	15.1	12.9	14.5	14.7	10.5	57.3
Other	3.4	5.3	0.1	2.1	1.0	3.4	8.5
Non-Expansion	39.0	80.1	46.2	54.6	41.0	39.0	221.9

45

Earnings Release – 1Q20

Segments Information

US$ million	1Q20	4Q19	1Q19	1Q20 vs. 4Q19	1Q20 vs. 1Q19
Revenue - Mining	162.4	233.6	272.2	(30.5)%	(40.3)%
Revenue - Smelting	371.8	459.8	455.0	(19.1)%	(18.3)%
Intersegment results	(87.7)	(111.4)	(159.2)	(21.3)%	(44.9)%
Adjustments	(4.5)	3.8	1.8	-	-
Net Revenue	442.0	585.8	569.8	(24.5)%	(22.4)%

Cost of sales - Mining	(182.5)	(196.0)	(199.0)	(6.9)%	(8.3)%
Cost of sales - Smelting	(313.2)	(386.5)	(427.2)	(19.0)%	(26.7)%
Intersegment results	87.7	111.4	159.2	(21.3)%	(44.9)%
Adjustments	17.4	(4.0)	(20.4)	-	-
Cost of sales	(390.6)	(475.2)	(487.3)	(17.8)%	(19.8)%

Gross Profit - Mining	(20.1)	37.6	73.3	-	-
Gross Profit - Smelting	58.6	73.2	27.8	(20.0)%	110.9%
Adjustments	12.8	(0.2)	(18.6)	-	-
Gross Profit	51.4	110.6	82.5	(53.6)%	(37.7)%

Adjusted EBITDA - Mining	(16.6)	13.0	82.5	-	-
Adjusted EBITDA - Smelting	61.4	56.3	25.8	9.0%	138.0%
Adjustments	(1.1)	(4.4)	(0.5)	-	-
Adjusted EBITDA	43.7	64.9	107.9	(32.7)%	(59.5)%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

46

Earnings Release – 1Q20

Mining information | Consolidated

Consolidated

Consolidated		1Q19	2Q19	3Q19	4Q19	1Q20
Treated Ore	kt	3,321.4	3,227.8	3,305.3	3,147.1	2,806.6

Grade
Zinc	%	3.10	3.23	3.34	2.98	3.12
Copper	%	0.35	0.33	0.39	0.40	0.32
Lead	%	0.49	0.54	0.55	0.50	0.48
Silver	oz/t	0.87	0.95	0.99	0.94	0.87
Gold	oz/t	0.005	0.004	0.005	0.005	0.003

in Content
Zn	kt	89.7	91.4	97.1	82.9	76.9
Cu	kt	9.0	8.4	10.5	10.2	7.0
Pb	kt	12.3	13.1	13.7	12.3	9.4
Ag	koz	2084.2	2226.3	2393.9	2196.6	1699.0
Au	koz	6.5	5.5	6.0	7.0	3.8
Zn Eq production (1)	kt	137.8	139.3	152.4	134.8	113.8

Cash Cost Net of By-products (2)	US$/t	881.0	1055.2	923.9	914.1	1,148.9
Cash Cost Net of By-products (2)	US$/lb	0.40	0.48	0.42	0.41	0.52

(1) Consolidated mining production in kt of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2019 average benchmark prices. The prices used for this conversion are: Zinc: US$2,546/t (US$1.16/lb); Copper: US$6,000/t (US$2.72/lb); Lead: US$2,000/t (US$0.91/lb); Silver: US$16.2/oz; Gold: US$1,393/oz.

Note: Until 3Q19 the reference price used for conversion was 2018 average benchmar prices. All numbers were updated to reflect the 2019 average benchmark price.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

47

Earnings Release – 1Q20

Mining information | by Asset

Cerro Lindo, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20
Treated Ore	kt	1,767.3	1,659.9	1,678.1	1,694.5	1,394.3

Grade
Zinc	%	2.00	2.04	2.27	1.91	1.67
Copper	%	0.60	0.58	0.71	0.68	0.57
Lead	%	0.22	0.25	0.26	0.26	0.22
Silver	oz/t	0.62	0.69	0.72	0.75	0.68
Gold	oz/t	0.001	0.001	0.002	0.003	0.002

in Content
Zn	kt	31.6	30.9	34.6	29.2	21.3
Cu	kt	8.9	8.3	10.4	10.0	7.0
Pb	kt	2.8	3.0	3.3	3.2	2.2
Ag	koz	742.2	776.8	839.6	891.9	640.5
Au	koz	0.9	1.1	1.2	1.3	0.7
Zn Eq production (1)	kt	60.0	58.3	67.8	61.7	43.9

Cash Cost Net of By-products (2)	US$/t	336.1	779.1	221.1	96.6	818.5
Cash Cost Net of By-products (2)	US$/lb	0.15	0.35	0.10	0.04	0.37

El Porvenir, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20
Treated Ore	kt	530.3	539.8	547.9	502.8	423.6

Grade
Zinc	%	2.96	3.01	2.90	2.82	2.60
Copper	%	0.14	0.14	0.14	0.18	0.16
Lead	%	1.00	1.03	1.06	0.95	0.88
Silver	oz/t	2.05	2.04	2.21	2.00	1.89
Gold	oz/t	0.016	0.016	0.019	0.011	0.012

in Content
Zn	kt	13.9	14.3	13.9	12.5	9.7
Cu	kt	0.1	0.1	0.1	0.1	0.1
Pb	kt	4.2	4.4	4.6	3.8	2.8
Ag	koz	846.7	849.4	939.8	776.7	599.2
Au	koz	2.6	2.2	2.6	3.8	1.4
Zn Eq production (1)	kt	24.3	24.6	23.9	22.8	16.7

Cash Cost Net of By-products (2)	US$/t	1,099.7	1,447.6	1,359.9	1,614.2	930.1
Cash Cost Net of By-products (2)	US$/lb	0.50	0.66	0.62	0.73	0.42

48

Earnings Release – 1Q20

Atacocha, Peru

		1Q19	2Q19	3Q19	4Q19	1Q20
Treated Ore	kt	357.1	363.4	390.7	394.2	324.5

Grade
Zinc	%	1.30	1.55	1.48	1.40	1.43
Copper	%	0.09	0.09	0.08	0.07	0.07
Lead	%	1.21	1.43	1.36	1.20	1.23
Silver	oz/t	1.32	1.65	1.57	1.54	1.62
Gold	oz/t	0.015	0.011	0.011	0.011	0.010

in Content
Zn	kt	3.6	4.4	4.5	4.2	3.6
Cu	kt	0.0	0.0	0.0	0.0	0.0
Pb	kt	3.7	4.4	4.5	3.9	3.3
Ag	koz	383.1	495.4	503.6	500.0	405.9
Au	koz	3.0	2.2	2.3	1.8	1.6
Zn Eq production (1)	kt	10.6	12.3	11.6	11.5	9.6

Cash Cost Net of By-products (2)	US$/t	1,717.2	(25.6)	3,000.3	(518.3)	1,733.7
Cash Cost Net of By-products (2)	US$/lb	0.78	(0.01)	1.36	(0.24)	0.79

Vazante, Brazil

		1Q19	2Q19	3Q19	4Q19	1Q20
Treated Ore	kt	372.2	369.7	396.5	268.7	396.0

Grade
Zinc	%	10.98	11.27	11.20	12.69	10.67
Lead	%	0.31	0.35	0.40	0.13	0.37
Silver	oz/t	0.58	0.62	0.64	0.26	0.46

in Content
Zn	kt	34.7	35.6	38.4	30.3	36.8
Pb	kt	0.3	0.3	0.4	0.1	0.2
Ag	koz	101.1	104.7	110.9	16.4	49.9
Zn Eq production (1)	kt	35.6	36.5	39.3	30.5	37.2

Cash Cost Net of By-products (2)	US$/t	1,090.2	1,161.0	1,044.3	1,286.6	1,203.9
Cash Cost Net of By-products (2)	US$/lb	0.49	0.53	0.47	0.58	0.55

49

Earnings Release – 1Q20

Morro Agudo, Brazil

		1Q19	2Q19	3Q19	4Q19	1Q20
Treated Ore	kt	294.6	294.9	292.1	286.8	268.2

Grade
Zinc	%	2.16	2.29	2.22	2.65	2.37
Lead	%	0.58	0.48	0.43	0.58	0.45

in Content
Zn	kt	6.0	6.2	5.6	6.5	5.5
Pb	kt	1.3	1.1	1.0	1.4	0.9
Ag	koz	11.0	0.0	0.0	11.6	3.5
Zn Eq production (1)	kt	7.3	7.6	7.6	8.2	6.4

Cash Cost Net of By-products (2)	US$/t	1,552.8	1,998.0	2,101.3	2,610.5	2,328.7
Cash Cost Net of By-products (2)	US$/lb	0.70	0.91	0.95	1.18	1.06

50

Earnings Release – 1Q20

Smelting | Consolidated and Sales by Asset

		1Q19	2Q19	3Q19	4Q19	1Q20
Metallic zinc sales	kt	136.5	146.8	148.6	152.6	137.4
Zinc oxide sales	kt	8.9	9.2	9.6	9.0	8.0
Total sales volume	kt	145.5	156.0	158.3	161.5	145.3

Metallic zinc sales
Cajamarquilla	kt	79.8	84.2	89.0	87.6	76.2
Três Marias	kt	37.8	41.3	35.7	42.9	40.4
Juíz de Fora	kt	18.8	21.2	23.9	22.1	20.8

Zinc oxide sales
Três Marias	kt	8.9	9.2	9.6	9.0	8.0

Global recovery
Cajamarquilla	%	94.4	94.0	94.4	93.8	93.1
Três Marias	%	92.9	94.1	94.8	95.4	95.2
Juíz de Fora	%	92.2	94.2	93.4	93.5	92.1

Cash cost
Cajamarquilla	US$/t	2,405.3	2,347.0	2,247.9	1,900.2	1,802.3
Três Marias	US$/t	2,625.3	2,216.8	1,994.5	1,963.0	1,598.0
Juíz de Fora	US$/t	2,703.2	2,332.8	2,336.8	2,204.5	2,009.4

Cajamarquilla	US$/lb	1.09	1.06	1.02	0.86	0.82
Três Marias	US$/lb	1.19	1.01	0.90	0.89	0.72
Juíz de Fora	US$/lb	1.23	1.06	1.06	1.00	0.91

51

Earnings Release – 1Q20

All-in Sustaining Cost – Mining (2)

1Q20

		Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Cointained Metal) - Zn Tonnes	36,750	5,466	25,704	11,179	3,874	82,973	0	82,973
(+)	COGS	22.4	12.8	82.4	39.7	21.2	178.4	4.1	182.5
(+)	On-site G&A	1.2	1.2	0.0	0.0	0.0	2.4	0.0	2.4
(-)	By-products revenue	(0.5)	(1.5)	(42.4)	(17.2)	(9.3)	(70.9)	(3.9)	(74.8)
(+)	Treatment Charges	28.7	3.1	12.6	6.8	2.3	53.6	0.0	53.6
(+)	Selling Expenses	0.4	0.3	0.7	0.2	0.1	1.7	0.0	1.7
(-)	Depreciation, amortisation and depletion	(6.0)	(2.5)	(23.0)	(9.4)	(4.3)	(45.2)	0.0	(45.2)
(-)	Royalties	(0.5)	(0.3)	0.0	0.0	0.0	(0.8)	0.0	(0.8)
(-)	Workers participation & Bonus	(0.3)	(0.2)	(0.1)	(0.2)	(0.1)	(0.9)	0.0	(0.9)
(+)	Others	(1.1)	(0.3)	(9.2)	(9.4)	(3.2)	(23.2)	0.0	(23.2)
(=)	Cash Cost (Sold)	44.2	12.7	21.0	10.4	6.7	95.1	0.2	95.3
	Cash Cost (Sold) (per ton)	1,203.9	2,328.7	818.5	930.1	1,733.7	1,146.5	0.0	1,148.9
(+)	Non-Expansion Capital Expenditure	4.7	2.7	8.9	5.0	4.8	26.1	1.4	27.6
(=)	Sustaining Cash Cost (Sold)	49.0	15.4	29.9	15.4	11.5	121.3	1.6	122.9
	Sustaining Cash Cost (Sold) (per ton)	1,333.1	2,821.1	1,163.8	1,377.3	2,978.6	1,461.4	0.0	1,481.1
(+)	Workers participation & Bonus	0.3	0.2	0.1	0.2	0.1	0.9		0.9
(+)	Royalties	0.5	0.3	0.0	0.3	0.1	1.2		1.2
(+)	Corporate G&A						0.0	14.7	14.7
(=)	AISC (Sold)						0.0		139.7
(=)	AISC (Sold)						0.0		1,683.8
(=)	AISC (Sold) in US$/lb								0.76

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness in the Peruvian mines of US$11.3 million (or US$0.06/lb). Cerro Lindo: US$249/tZnC; Atacocha: US$393/tZnC; El Porvenir: US$299/tZnC

52

Earnings Release – 1Q20

1Q19

		Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Cointained Metal) - Zn
	Tonnes	34,680	5,995	31,994	14,476	3,856	91,001	0	91,001
(+)	COGS	22.0	12.8	95.3	45.8	24.4	200.3	(1.3)	199.0
(+)	On-site G&A	2.0	1.4	0.0	0.0	0.0	3.3	0.0	3.3
(-)	By-products revenue	(2.1)	(5.6)	(64.9)	(21.8)	(13.1)	(107.5)	1.3	(106.2)
(+)	Treatment Charges	22.9	3.8	12.3	6.4	1.7	47.1	0.0	47.1
(+)	Selling Expenses	0.0	0.1	0.6	0.2	0.1	1.1	0.0	1.1
(-)	Depreciation, amortisation and depletion	(5.4)	(2.6)	(27.6)	(11.6)	(8.2)	(55.5)	(0.2)	(55.7)
(-)	Royalties	(0.4)	(0.3)	0.0	0.0	0.0	(0.7)	0.0	(0.7)
(-)	Workers participation & Bonus	(0.7)	(0.2)	(2.7)	(1.0)	(0.2)	(4.8)	0.0	(4.8)
(+)	Others	(0.4)	(0.1)	(2.3)	(2.0)	1.9	(3.0)	0.0	(3.0)
(=)	Cash Cost (Sold)	37.8	9.3	10.8	15.9	6.6	80.4	(0.2)	80.2
	Cash Cost (Sold) (per ton)	1,090.2	1,552.8	336.1	1,099.7	1,717.2	883.6	0.0	881.0
(+)	Non-Expansion Capital Expenditure	8.7	1.3	9.7	8.6	2.5	30.7	0.2	30.9
(=)	Sustaining Cash Cost (Sold)	46.5	10.6	20.4	24.5	9.1	111.1	(0.0)	111.1
	Sustaining Cash Cost (Sold) (per ton)	1,340.1	1,771.5	639.0	1,692.7	2,353.5	1,221.0	0.0	1,220.6
(+)	Workers participation & Bonus	0.7	0.2	2.7	1.0	0.2	4.8		4.8
(+)	Royalties	0.4	0.3	0.0	0.5	0.2	1.4		1.4
(+)	Corporate G&A							13.3	13.3
(=)	AISC (Sold)								130.5
(=)	AISC (Sold)								1,434.6
	AISC (Sold) in US$/lb								0.65

53

Earnings Release – 1Q20

All-in Sustaining Cost – Smelting (2)

1Q20

		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	46,599	20,639	76,051	143,289	0	143,289
(+)	COGS	86.6	50.5	177.0	314.2	(0.9)	313.2
(-)	Cost of services rendered(1)	(2.7)	(0.8)	(10.4)	(13.9)	0.0	(13.9)
(+)	On-site G&A	1.4	1.2	5.4	8.0	0.0	8.0
(-)	Depreciation, amortisation and depletion	(4.6)	(3.3)	(14.4)	(22.3)	0.0	(22.3)
(-)	By-products revenue	(3.2)	(4.3)	(17.4)	(24.9)	0.9	(24.0)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(1.1)	(1.6)	0.0	(1.6)
(+)	Others	(2.7)	(1.6)	(2.0)	(6.4)	0.0	(6.4)
(=)	Cash Cost (Sold)	74.5	41.5	137.1	253.0	0.0	253.0
	Cash Cost (Sold) (per ton)	1,598.0	2,009.4	1,802.3	1,765.7	0.0	1,765.8
(+)	Non-Expansion Capital Expenditure	4.3	2.7	2.5	9.5	1.9	11.4
(=)	Sustaining Cash Cost (Sold)	78.7	44.2	139.6	262.5	1.9	264.4
	Sustaining Cash Cost (Sold) (per ton)	1,689.5	2,140.4	1,835.8	1,832.1	0.0	1,845.6
(+)	Workers participation & Bonus	0.3	0.3	1.1	1.6	0.0	1.6
(+)	Corporate G&A					8.0	8.0
(=)	AISC (Sold)						274.1
(=)	AISC (Sold) (per ton)						1,912.6
(=)	AISC (Sold) in c/lb						0.87

Note: Cash cost per ton sold does not include the impact of the cost of idleness in Cajamarquilla smelter of US$2 million (or US$27/tZnC).

54

Earnings Release – 1Q20

1Q19

		Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	44,851	18,688	79,739	143,278	0	143,278
(+)	COGS	129.6	59.7	237.8	427.2	0.0	427.2
(-)	Cost of freight	(3.2)	(0.9)	(9.8)	(13.9)	0.0	(13.9)
(+)	On-site G&A	1.2	1.2	3.7	6.0	0.0	6.0
(-)	Depreciation, amortisation and depletion	(5.9)	(3.7)	(16.5)	(26.1)	0.0	(26.1)
(-)	By-products revenue	(2.2)	(4.8)	(23.8)	(30.7)	0.0	(30.7)
(-)	Workers participation & Bonus	(0.7)	(0.3)	0.3	(0.6)	(0.0)	(0.6)
(+)	Others	(1.1)	(0.6)		(1.8)		(1.8)
(=)	Cash Cost (Sold)	117.7	50.5	191.8	360.1	0.0	360.1
	Cash Cost (Sold) (per t)	2,625.3	2,703.2	2,405.3	2,513.0		2,513.2
(+)	Non-Expansion Capital Expenditure	3.8	2.9	2.6	9.3	0.8	10.1
(=)	Sustaining Cash Cost (Sold)	121.6	53.4	194.4	369.4	0.8	370.2
	Sustaining Cash Cost (Sold) (per t)	2,711.0	2,858.3	2,437.9	2,578.2		2,583.7
(+)	Workers participation & Bonus	0.7	0.3	(0.3)	0.6		0.6
(+)	Corporate G&A				0.0	9.5	9.5
(=)	AISC (Sold)				0.0		380.3
(=)	AISC (Sold) (per t)						2,654.3
(=)	AISC (Sold) in c/lb						1.20

55